FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

American Home Mortgage Assets LLC	0001329497
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, October 27, 2005 Series 2005-1	333-125741

Name of Person Filing the Document
(If Other than the Registrant)




05069977


SEC MAIL PROCESSING
RECEIVED
OCT 31 2005
WASH, D.C. 203 SECTION

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN HOME MORTGAGE ASSETS LLC



By __________________________
Name: Alan B. Horn
Title: Executive Vice President

Dated: October 27, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

AMERICAN HOME MORTGAGE ASSETS LLC
Depositor

American Home Mortgage Assets 2005-1
Mortgage-Backed Certificates, Series 2005-1

$[802,324,100] (Approximate)

Expected Investor Settlement Date: October 31, 2005

TERM SHEET ~ Version 1.0

October 5, 2005

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator

American Home Mortgage Servicing, Inc.
Servicer

[Deutsche Bank National Trust Company]
Trustee

Credit Suisse First Boston LLC
Underwriter

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Mortgage-Backed Pass-Through Certificates, Series 2005-1

Offered Certificates: $[802,324,100] (Approximate)

Class	Original Balance (+/-5%)	Initial Coupon (%)	Avg. Life Call/Mat. (Years)[1]	Prin. Window Call/Mat. (Months)[2]	Type	Pricing Speed and Assumption	Proj. Net Margin[3]	W.A. MTR[3]	Exp'd Rating[4] S&P/Moody's/Fitch
1-A-1	$[222,640,000]	[4.1482][5]	[2.99 / 3.31]	[1 - 95/1 - 359]	Sen/WAC/PT	25 CPR	[1.9776]%	[11]	AAA / Aaa / AAA
2-A-1	$[96,330,000]	[4.8482][6]	[1.92 / 1.92]	[1 - 35/1 - 35]	Sen/WAC/PT	25 CPB	[2.0031]%	[35]	AAA / Aaa / AAA
3-A-1-1	$[274,635,000]	[TBD][7]	[2.36 / 2.58]	[1 - 77/1 - 172]	SuperSen/Fltr	30 CPR	[2.4019]%	[17]	AAA / Aaa / AAA
3-A-1-2	$[30,515,000]	[TBD][8]	[2.36 / 2.58]	[1 - 77/1 - 172]	SenSupport/Fltr	30 CPR	[2.4019]%	[17]	AAA / Aaa / AAA
3-A-2-1	$[100,600,000]	[TBD][9]	[2.35 / 2.56]	[1 - 77/1 - 166]	SuperSen/Fltr	30 CPR	[2.3826]%	[19]	AAA / Aaa / AAA
3-A-2-2	$[25,150,000]	[TBD][10]	[2.35 / 2.56]	[1 - 77/1 - 166]	SenSupport/Fltr	30 CPR	[2.3826]%	[19]	AAA / Aaa / AAA
R-I	$[50]	[TBD][11]	[NA/NA]	[NA/NA]	Sen/Residual	[NA]	[NA]	[11]	AAA / NR / AAA
R-II	$[50]	[TBD][11]	[NA/NA]	[NA/NA]	Sen/Residual	[NA]	[NA]	[11]	AAA / NR / AAA
3-M-1	$[19,850,000]	[TBD][12]	[4.43 / 4.74]	[38 - 77/38 - 115]	Sub/Floater	30 CPR	[2.3963]%	[18]	[AA / NR / AA]
3-M-2	$[9,340,000]	[TBD][13]	[4.38 / 4.46]	[37 - 77/37 - 92]	Sub/Floater	30 CPR	[2.3963]%	[18]	[A / NR / A]
3-M-3	$[4,670,000]	[TBD][14]	[3.98 / 3.98]	[37 - 70/37 - 70]	Sub/Floater	30 CPR	[2.3963]%	[18]	[BBB / NR / BBB]
3-M-4	$[2,335,000]	[TBD][15]	[3.21 / 3.21]	[37 - 47/37 - 47]	Sub/Floater	30 CPR	[2.3963]%	[18]	[BBB- / NR / BBB-]
C-B-1	$[12,194,000]	[4.3598][16]	[5.38 / 6.09]	[1 - 95/1 - 359]	Sub/WAC/PT	25 CPR	[1.9853]%	[18]	[TBD / TBD / TBD]
C-B-2	$[2,034,000]	[4.3598][16]	[5.38 / 6.09]	[1 - 95/1 - 359]	Sub/WAC/PT	25 CPR	[1.9853]%	[18]	[TBD / TBD / TBD]
C-B-3	$[2,031,000]	[4.3598][16]	[5.38 / 6.09]	[1 - 95/1 - 359]	Sub/WAC/PT	25 CPR	[1.9853]%	[18]	[TBD / TBD / TBD]

Non-Offered Certificates

Class	Original Balance (+/-5%)	Initial Coupon (%)	Avg. Life Call/Mat. (Years)[1]	Prin. Window Call/Mat. (Months)[2]	Type	Pricing Speed and Assumption	Proj. Net Margin[3]	W.A. MTR	Exp'd Rating[4] S&P/Moody's/Fitch
C-B-4	$[1,335,000]	[4.3598][16]	N/A	N/A	Sub/WAC/PT	25 CPR	[1.9853]%	[18]	[TBD / TBD / TBD]
C-B-5	$[1,187,000]	[4.3598][16]	N/A	N/A	Sub/WAC/PT	25 CPR	[1.9853]%	[18]	[TBD / TBD / TBD]
C-B-6	$[1,016,359]	[4.3598][16]	N/A	N/A	Sub/WAC/PT	25 CPR	[1.9853]%	[18]	NR / NR / NR
3-X	$[0]	N/A	N/A	N/A	Residual	N/A	N/A	N/A	NR / NR / NR
P	$[0][17]	N/A	N/A	N/A	Residual	N/A	N/A	N/A	NR / NR / NR

[1] The weighted average lives with respect to the Group 1, Group 2 and Class C-B Certificates will be calculated to 'Call' assuming the 10% optional termination is exercised and all loans pay down on their initial reset date; and to 'Maturity' assuming all loans pay down on their initial reset date; in both cases assuming the Pricing Speed and Assumptions stated above.

[2] The principal windows with respect to the Group 1, Group 2 and Class C-B Certificates will be calculated to 'Call' assuming the 10% optional termination is exercised and all loans pay down on their initial reset date; and to 'Maturity' assuming all loans pay down on their initial reset date; in both cases assuming the Pricing Speed and Assumptions stated above.

[3] *Based on weighted average information on the assumed collateral as of the Cut-off Date.*

[4] The Group 1, Group 2 and Group 3 Certificates (as defined herein, and other than the Class R-I and Class R-II) are expected to be rated by Standard & Poor's Ratings Services ("S&P"), Moody's Investors Service, Inc. ("Moody's") and Fitch Rating Service, Inc. ("Fitch"). The Class R-I and Class R-II Certificates are expected to be rated by S&P. The Class C-B Certificates (as defined herein, and other than the Class C-B-6 Certificates) may be rated by one or more rating agencies.

[5] The initial pass-through rate on the Class 1-A-1 Certificates is expected to be approximately [4.1482]% per annum. After the first distribution date, the per annum pass-through rate on the Class 1-A-1 Certificates will equal the weighted average of the net interest rates on the group 1 mortgage loans (30/360 accrual basis, 24 day delay).

[6] The initial pass-through rate on the Class 2-A-1 Certificates is expected to be approximately [4.8482]% per annum. After the first distribution date, the per annum pass-through rate on the Class 2-A-1 Certificates will equal the weighted average of the net interest rates on the group 2 mortgage loans (30/360 accrual basis, 24 day delay).

[7] The initial pass-through rate on the Class 3-A-1-1 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 3-A-1-1 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the Group 3-1 Net Funds Cap, and (iii) [11.00]% (ACT/360, 0 day delay). After the optional termination date for the group 3-1 and group 3-2 mortgage loans, the Class 3-A-1-1 certificate margin will increase to twice the original margin.

[8] The initial pass-through rate on the Class 3-A-1-2 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 3-A-1-2 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the Group 3-1 Net Funds Cap, and (iii) [11.00]% (ACT/360, 0 day delay). After the optional termination date for the group 3-1 and group 3-2 mortgage loans, the Class 3-A-1-2 certificate margin will increase to twice the original margin.

[9] The initial pass-through rate on the Class 3-A-2-1 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 3-A-2-1 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the Group 3-2 Net Funds Cap, and (iii) [11.00]% (ACT/360, 0 day delay). After the optional termination date for the group 3-1 and group 3-2 mortgage loans, the Class 3-A-2-1 certificate margin will increase to twice the original margin.

[10] The initial pass-through rate on the Class 3-A-2-2 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 3-A-2-2 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the Group 3-2 Net Funds Cap, and (iii) [11.00]% (ACT/360, 0 day delay). After the optional termination date for the group 3-1 and group 3-2 mortgage loans, the Class 3-A-2-2 certificate margin will increase to twice the original margin.

[11] The initial pass-through rate on the Class R-I Certificates and Class R-II Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class R-I Certificates and Class R-II Certificates will equal the weighted average of the net interest rates on the group 1 mortgage loans (30/360 accrual basis, 24 day delay).

[12] The initial pass-through rate on the Class 3-M-1 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 3-M-1 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the Group 3 Subordinate Net Funds Cap, and (iii) [11.00]% (ACT/360, 0 day delay). After the optional termination date for the group 3-1 and group 3-2 mortgage loans the Class 3-M-1 certificate margin will increase by 0.50%.

[13] The initial pass-through rate on the Class 3-M-2 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 3-M-2 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the Group 3 Subordinate Net Funds Cap, and (iii) [11.00]% (ACT/360, 0 day delay). After the optional termination date for the group 3-1 and group 3-2 mortgage loans the Class 3-M-2 certificate margin will increase by 0.50%.

[14] The initial pass-through rate on the Class 3-M-3 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 3-M-3 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the Group 3 Subordinate Net Funds Cap, and (iii) [11.00]% (ACT/360, 0 day delay). After the optional termination date for the group 3-1 and group 3-2 mortgage loans the Class 3-M-3 certificate margin will increase by 0.50%.

[15] The initial pass-through rate on the Class 3-M-4 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 3-M-4 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the Group 3 Subordinate Net Funds Cap, and (iii) [11.00]% (ACT/360, 0 day delay). After the optional termination date for the group 3-1 and group 3-2 mortgage loans the Class 3-M-4 certificate margin will increase by 0.50%.

[16] The initial pass-through rate on the Class C-B Certificates is expected to be approximately [4.3598]% per annum. After the first distribution date, the per annum pass-through rate on the Class C-B Certificates will equal the weighted average of the net interest rates on the group 1 and group 2 mortgage loans, as further described in the prospectus supplement (30/360 accrual basis, 24 day delay).

[17] The Class P Certificates will receive prepayment penalty premiums from certain mortgage loans. The Class P Certificates are not offered hereby.

I. SUMMARY

Title of Series .... American Home Mortgage Assets 2005-1 Mortgage-Backed Pass-Through Certificates, Series 2005-1.

Depositor .... American Home Mortgage Assets LLC.

Servicer .... American Home Mortgage Servicing, Inc.

Master Servicer .... Wells Fargo Bank, N.A.

Trustee .... [Deutsche Bank National Trust Company].

Trust Administrator .... Wells Fargo Bank, N.A.

[Cap Counterparty .... Credit Suisse First Boston International.]

Mortgage Pool .... [2,187] adjustable-rate mortgage loans with an aggregate principal balance of approximately $[805,882,858.80] as of the cut-off date, secured by first liens on one- to four-family residential properties. Generally, after the initial fixed rate period, the interest rate and payment for the mortgage loans adjust monthly, semi-annually or annually based on an index plus a margin. The mortgage pool consists of four groups of mortgage loans. Group 1 is generally comprised of mortgage loans with an initial fixed rate period of one year, group 2 is generally comprised of mortgage loans with an initial fixed rate period of 3 years and groups 3-1 and 3-2 are generally comprised of mortgage loans with an initial fixed rate period of three months, six months, 1 year, 2 years and 3 years. All of the Loans in Group 3-2 have an original principal balance that conforms to Fannie Mae and Freddie Mac guidelines.

Designation	Number of Mortgage Loans	Cut-off Date Principal Balance
Group 1	[500]	$[236,468,792.16]
Group 2	[294]	$[102,318,566.45]
Group 3-1	[759]	$[330,628,123.15]
Group 3-2	[634]	$[136,467,377.04]

Approximately [92.68]%, [87.89]%, [94.55]%, and [91.41]% of the groups 1, 2, 3-1 and 3-2 mortgage loans, respectively, do not provide for any payments of principal prior to their first adjustment date, or, with respect to certain groups 1, 2, 3-1 and 3-2 mortgage loans, five years from the date of origination, or, with respect to certain groups 1, 3-1 and 3-2 mortgage loans, ten years from the date of origination.

Information contained herein reflects the October 1, 2005 cut-off date scheduled balances. Collateral information contained herein is indicative. On the closing date, the aggregate principal balance of the mortgage loans in loan groups 1 and 2 will equal the aggregate principal balance of the Group 1 and 2 Certificates and the Class C-B Certificates. On the closing date, the aggregate principal balance of the mortgage loans in loan groups 3-1 and 3-2 will equal the aggregate principal balance of the Group 3 Certificates. For further collateral information, see "Collateral Summary" and "Collateral Details" herein.

Cut-off Date .... October 1, 2005.

Closing Date .... On or about October 31, 2005.

Investor Settlement Date .. On or about October 31, 2005.

Distribution Dates .... On the 25th day of each month, or if the 25th day is not a business day, on the succeeding business day beginning in November 2005.

Scheduled Final Distribution Date .... The distribution date in [November 25 2035]. The actual final distribution date could be substantially earlier.

Maturity Date.................... [November 25, 2035].

Offered Certificates........... Class 1-A-1, Class R-I and Class R-II Certificates (the "Group 1 Certificates"),

Class 2-A-1 Certificates (the "Group 2 Certificates"),

Class 3-A-1-1 and Class 3-A-1-2 Certificates (the "Class 3-A-1 Certificates"),

Class 3-A-2-1 and Class 3-A-2-2 Certificates (the "Class 3-A-2 Certificates"),

Class 3-A-1 Certificates and Class 3-A-2 Certificates (the "Group 3 Senior Certificates"),

Class 3-M-1, Class 3-M-2, Class 3-M-3 and Class 3-M-4 Certificates (the "Group 3 Subordinate Certificates," and together with the Group 3 Senior Certificates and the Class 3-X Certificates, the "Group 3 Certificates"),

Group 1 Certificates, Group 2 Certificates and Group 3 Senior Certificates (together, the "Senior Certificates"),

Class C-B-1, Class C-B-2 and Class C-B-3 Certificates (together with the Senior Certificates and the Group 3 Subordinate Certificates, the "Offered Certificates").

Privately Offered Certificates......................... Class C-B-4, Class C-B-5 and Class C-B-6 Certificates (together with the Class C-B-1, Class C-B-2 and Class C-B-3 Certificates, the "Class C-B Certificates"), the Class P Certificates and the Class 3-X Certificates.

Form of Offered Certificates......................... The Offered Certificates, other than the Class R-I and Class R-II Certificates, will be book-entry certificates. The Class R-I and Class R-II Certificates will be physical certificates.

Minimum Denominations .... The Offered Certificates, other than the Class R-I and Class R-II Certificates, will be issued in minimum denominations (by principal balance) of $25,000 and integral multiples of $1 in excess thereof. The Class R-I and Class R-II Certificates will be issued in minimum percentage interests of 20%.

Accrual Periods................. For any distribution date and any class of Offered Certificates, other than the Group 3 Certificates, the calendar month immediately preceding that distribution date. For any distribution date and the Group 3 Certificates, the period commencing on the immediately preceding distribution date (or the closing date, in the case of the first accrual period) and ending on the day immediately preceding the related distribution date.

Day Count.......................... For any distribution date and any class of Offered Certificates, other than the Group 3 Certificates, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. For any distribution date and the Group 3 Certificates, interest will be calculated on the basis of a 360-day year and the actual number of days elapsed in each accrual period.

Delay Days......................... For any distribution date and any class of Offered Certificates other than the Group 3 Certificates, 24 days. For any distribution date and the Group 3 Certificates, 0 days.

Optional Termination........ On any distribution date on which the aggregate outstanding stated principal balance of the group 1 and group 2 mortgage loans is less than or equal to 10% of its aggregate principal balance as of the cut-off date, [TBD] may, but will not be required to, purchase from the trust all remaining group 1 and group 2 mortgage loans, thereby causing an early retirement of and a principal prepayment on the Group 1, Group 2 and Class C-B Certificates.

On any distribution date on which the aggregate outstanding stated principal balance of the group 3-1 and group 3-2 mortgage loans is less than or equal to 10% of its aggregate principal balance as of the cut-off date, [TBD] may, but will not be required to, purchase from the trust all remaining group 3-1 and group 3-2 mortgage loans, thereby causing an early retirement of and a principal prepayment on the Group 3 Certificates.

Ratings................................ [The Offered Certificates are expected to be rated by Moody's Investors Service, Inc. ("Moody's), Dominion Bond Rating Service, Inc. ("DBRS") and/or Standard & Poor's Ratings Services ("S&P"), with the ratings indicated in the table on page 2 above. Certain of the Class C-B Certificates may be rated by Moody's, DBRS and/or S&P.]

ERISA Considerations....... The offered certificates, other than the Class R-I and Class R-II Certificates, may be eligible for purchase by transferees acting for, or on behalf of, employee benefit plans or other retirement arrangements that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or to Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations described in the prospectus supplement. Sales of the Class R-I and Class R-II Certificates to such plans or retirement arrangements are prohibited, except as described in the prospectus supplement.

Federal Income Tax Consequences.................... For federal income tax purposes, the depositor will cause multiple separate real estate mortgage investment conduit ("REMIC") elections to be made with respect to the trust (exclusive of the assets held in the basis risk reserve fund). The Offered Certificates, other than the Class R-I and Class R-II Certificates, will represent ownership of regular interests in the upper tier REMIC. These certificates will generally be treated as representing ownership of debt for federal income tax purposes. Holders of these certificates will be required to include as income all interest and original issue discount, if any, on such certificates in accordance with the accrual method of accounting, regardless of the certificateholders' usual methods of accounting. In addition, the Group 3 Certificates, other than the Class 3-X Certificates, will be treated as having a right to receive certain payments from the related basis risk reserve fund. For federal income tax purposes, the Class R-II Certificates will represent ownership of the residual interests in the lower-tier REMICs, which will hold the mortgage loans, and the Class R-I Certificates will represent ownership of the residual interest in each remaining REMIC.

Legal Investment.............. When issued, the Offered Certificates, other than the Class 3-M-3, Class 3-M-4, Class C-B-2 and Class C-B-3 Certificates, will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). You should consult your legal advisors in determining whether and to what extent the Offered Certificates constitute legal investments for you.

Principal and Interest Advancing.......................... The servicer (or if the servicer fails to make an advance, the master servicer), will make cash advances with respect to delinquent scheduled payments of principal and interest on any mortgage loan serviced by it, to the extent they are deemed recoverable.

Compensating Interest...... The servicer will provide compensating interest for prepayment interest shortfalls only to the extent described in the prospectus supplement.

II. CREDIT ENHANCEMENT (Groups 1 – 2)

Subordination and Allocation of Realized Losses .... The Group 1 and Group 2 Certificates will receive distributions of interest and principal before the Class C-B Certificates are entitled to receive distributions of interest or principal. Realized Losses on the group 1 and group 2 mortgage loans other than Excess Losses (described below) will be allocated to the Class C-B Certificates, in reverse order of principal priority, prior to the Group 1 and Group 2 Certificates.

NOTE: The Class C-B Certificates represent interests in the group 1 and group 2 mortgage loans; consequently, the Class C-B Certificates could be reduced to zero as a result of a disproportionate amount of Realized Losses on the mortgage loans in any of these groups.

Group 1 – 2 Credit Enhancement Percentages.... For any certificate on any distribution date, a fraction, expressed as a percentage, the numerator of which is the sum of the aggregate certificate principal balance of the C-B Certificates subordinate to that certificate, after giving effect to payments on such distribution date, and the denominator of which is the aggregate loan group balance for the group 1 and 2 mortgage loans for such distribution date.

Initial Group 1 – 2 Credit Enhancement Percentages:

Class	Approximate Expected Initial Credit Enhancement* (%)
Senior Certificates	[5.85]
C-B-1	[2.25]
C-B-2	[1.65]
C-B-3	[1.05]
C-B-4	[0.65]
C-B-5	[0.30]
C-B-6	[0.00]

*Based on collateral cut-off balance. Subject to a +/- 0.50% variance.

Shifting of Interests............... Except as described below, the Group 1 and Group 2 Certificates will receive 100% of principal prepayments received on the mortgage loans in the related loan group until the seventh anniversary of the first distribution date. During the next four years, the senior certificates will generally receive a disproportionately large, but decreasing, share of principal prepayments. This will result in a quicker return of principal to these senior certificates and increases the likelihood that holders of these certificates will be paid the full amount of principal to which they are entitled.

If the subordinate percentage before the third anniversary of the first distribution date is greater than or equal to twice the subordinate percentage as of the closing date (and certain rating agency collateral performance requirements are satisfied), then the subordinate classes will receive 50% of their pro rata share of principal prepayments. If the subordinate percentage on or after the third anniversary of the first distribution date is greater than or equal to twice the subordinate percentage as of the closing date (and certain rating agency collateral performance requirements are satisfied), then the subordinate classes will receive 100% of their pro rata share of principal prepayments.

Cross-Collateralization.......... In certain limited circumstances, principal and interest collected from any of the group 1 and 2 mortgage loans may be used to pay principal or interest, or both, to the senior certificates unrelated to that loan group.

Coverage for Excess Losses. The Class C-B Certificates will provide limited protection to the classes of certificates of higher relative priority against special hazard losses, bankruptcy losses and fraud losses in excess of certain amounts, as described in the prospectus supplement.

Note: The Class C-B Certificates are allocated losses from mortgage loans in loan groups 1 and 2; consequently, disproportionately high special hazard, bankruptcy or fraud losses in one loan group could adversely impact protection to unrelated Group 1 and Group 2 Certificates for these types of losses.

III. DISTRIBUTIONS (Groups 1 - 2)

Available Distribution Amount.................................... For any distribution date and each of the group 1 and group 2 mortgage loans, the sum of: (i) scheduled payments and advances on the related mortgage loans, net of related servicing, trustee, and insurance fees, as applicable; (ii) insurance and liquidation proceeds, net of unreimbursed liquidation expenses; (iii) principal prepayments received during the related prepayment period, excluding prepayment penalties; (iv) amounts received in respect of a repurchase by the seller, or a purchase by a holder of a subordinate certificate or by the special servicer, as provided in the pooling and servicing agreement, net of advances previously made and other amounts as to which the trustee, the trust administrator, the servicer or the master servicer is entitled to be reimbursed; (v) compensating interest; (vi) recoveries; and (vii) any amount paid in connection with an optional termination, up to the amount of the par value for the related group.

Priority of distributions............ Distributions will in general be made to the extent of the available funds for the related loan group in the order and priority as follows:

1. First, to the related senior certificates, pro-rata, accrued and unpaid interest at their respective pass-through rates on their respective certificate principal balances,
2. Second, to the related senior certificates, as principal, the related senior principal distribution amount as described below under the heading "Distributions of principal,"
3. Third, in limited circumstances, to the unrelated senior certificates,
4. Fourth, to each class of Class C-B Certificates, interest and then principal in increasing order of numerical class designation, and
5. Fifth, to the Class R-I or Class R-II Certificates, as appropriate, the remainder (which is expected to be zero).

Distribution of principal.......... On each distribution date, an amount up to the Group 1 senior principal distribution amount for that distribution date will be distributed as principal pro rata to the Class R-I Certificates and Class R-II Certificates until their respective certificate principal balances are reduced to zero, and then to the Class 1-A-1 Certificates, until its certificate principal balance has been reduced to zero.

On each distribution date, an amount up to the Group 2 senior principal distribution amount for that distribution date will be distributed as principal to the Class 2-A-1 Certificates, until its certificate principal balance has been reduced to zero.

On each distribution date, an amount up to the amount of the subordinate principal distribution amount for that distribution date will be distributed as principal to the Class C-B Certificates, to the extent of the aggregate available funds remaining after distribution of interest and principal to the related Senior Certificates. Each class of Class C-B Certificates will be entitled to receive its pro rata share, based on its respective certificate principal balance, of the subordinate principal distribution amount. Distributions of principal to the subordinate certificates will be made on each distribution date sequentially in the order of their numerical class designation, beginning with the Class C-B-1 Certificates, until each class of subordinate certificates has received its respective pro rata share of the subordinate principal distribution amount for that distribution date.

IV. CREDIT ENHANCEMENT (Group 3)

Overcollateralization .... The group 3-1 and Group 3-2 mortgage loans bear interest each month in an amount that in the aggregate is expected to exceed the amount needed to pay monthly interest on the Group 3 Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Group 3 Certificates (other than the Class 3-X Certificates) in order to create and maintain the required level of overcollateralization. The overcollateralization will be available to absorb losses on the group 3-1 and group 3-2 mortgage loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the group 3-1 and group 3-2 mortgage loans to create and maintain the required level of overcollateralization or to absorb losses on the group 3-1 and group 3-2 mortgage loans.

Overcollateralization Amount .... For any distribution date will be equal to the amount, if any, by which (x) the aggregate loan balance of the group 3-1 and group 3-2 mortgage loans for such distribution date exceeds (y) the aggregate certificate principal balance of the Group 3 Certificates after giving effect to payments on such distribution date.

Initial Overcollateralization... As of the closing date, the overcollateralization amount will be equal to approximately [0.00]%.

Targeted Overcollateralization Amount .... For any distribution date prior to the stepdown date, approximately [0.50]% of the aggregate loan balance of the group 3-1 and group 3-2 mortgage loans as of the cut-off date. For any distribution date on or after the stepdown date and with respect to which a trigger event is not in effect, the greater of (a) [1.00]% of the aggregate loan balance of the group 3-1 and group 3-2 mortgage loans for such distribution date, or (b) [0.50]% of the aggregate loan balance of the group 3-1 and group 3-2 mortgage loans as of the cut-off date. For any distribution date on or after the stepdown date with respect to which a trigger event is in effect and is continuing, the targeted overcollateralization amount for the distribution date immediately preceding such distribution date.

Stepdown Date .... The later to occur of (a) the distribution date in November 2008, and (b) the first distribution date on which the senior enhancement percentage is equal to or greater than two times the initial targeted credit enhancement percentage for the Group 3 Senior Certificates.

Group 3 Credit Enhancement Percentage ..... **Initial Group 3 Credit Enhancement Percentages:**

Class	Approximate Expected Initial Credit Enhancement* (%)	Approximate Expected Initial Target Credit Enhancement* (%)	Approximate Expected Final Target Credit Enhancement** (%)
3-A	[7.75]	[8.25]	[16.50]
3-M-1	[3.50]	[4.00]	[8.00]
3-M-2	[1.50]	[2.00]	[4.00]
3-M-3	[0.50]	[1.00]	[2.00]
3-M-4	[0.00]	[0.50]	[1.00]

*Prior to the stepdown date, based on collateral cut-off balance.
**After stepdown date, based on current pool balance.

Note: Class 3-A represents the aggregate balance of the Group 3 Senior Certificates.

Initial subordination to Class 3-A-1-1: [16.94]%

Initial subordination to Class 3-A-2-1: [26.28]%

Trigger Event........................ A trigger event will occur for any distribution date if either (i) the average of the delinquency rates for each of the three (or one and two, in the case of the first and second distribution dates) immediately preceding months as of the last day of the related collection period equals or exceeds [34.00]% of the senior enhancement percentage for such distribution date or (ii) the cumulative realized losses as a percentage of the original aggregate collateral balance on the closing date for such distribution date is greater than the percentage set forth below:

Range of Distribution Dates	Cumulative Loss Percentage
November 2008 – October 2009	[1.00]%
November 2009 – October 2010	[1.25]%
November 2010 – October 2011	[1.50]%
November 2011 and thereafter	[1.75]%

Delinquency Rate.................. With respect to any distribution date, the fraction, expressed as a percentage, the numerator of which is the aggregate loan balance of the group 3-1 and group 3-2 mortgage loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance of the group 3-1 and group 3-2 mortgage loans as of the close of business on the last day of such month.

Subordination........................ The Group 3 Senior Certificates will have a payment priority over the Group 3 Subordinate Certificates. Each class of Group 3 Subordinate Certificates will be subordinate to each other class of subordinate certificates with a higher payment priority.

Losses on the group 3-1 and group 3-2 mortgage loans will first reduce the available excess interest and then reduce the overcollateralization amount. If there is no overcollateralization at that time, losses on the mortgage loans will be allocated to the Group 3 Subordinate Certificates, in the reverse order of their priority of payment, until the principal amount of all classes of Group 3 Subordinate Certificates are reduced to zero. On and after the Credit Support Depletion Date, losses from the group 3-1 mortgage loans will be allocated to the Class 3-A-1-2 Certificates until its certificate principal balance is reduced to zero and losses from the group 3-2 mortgage loans will be allocated to the Class 3-A-2-2 Certificates until its certificate principal balance is reduced to zero. Except for the Class 3-A-1-2 and Class 3-A-2-2 Certificates, no Group 3 Senior Certificates will be allocated losses.

Cross-Collateralization.......... In certain limited circumstances, principal and interest collected from any of the group 3-1 and group 3-2 mortgage loans may be used to pay principal or interest, or both, to the Group 3 Senior Certificates unrelated to that loan group.

V. DISTRIBUTIONS (Group 3)

Interest Remittance Amount .... For any distribution date and the group 3-1 and group 3-2 mortgage loans, the sum of (i) scheduled interest payments (other than payaheads) and advances on such mortgage loans for the related collection period, the interest portion of payaheads previously received and intended for application in the related collection period and the interest portion of all payoffs (net of payoff interest for such distribution date) and curtailments received on such mortgage loans during the related prepayment period, less (x) the applicable expense fees with respect to such mortgage loans and (y) unreimbursed advances and other amounts due to the master servicer, the servicer and the trust administrator with respect to such mortgage loans, to the extent allocable to interest, (ii) compensating interest, (iii) the portion of any substitution adjustment amount and purchase price paid with respect to such mortgage loans during the related collection period, in each case allocable to interest and amounts paid in connection with an optional termination, up to the amount of the interest portion of the par value for such loan group and (iv) net liquidation proceeds (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the group 3-1 and group 3-2 mortgage loans during the related collection period, to the extent allocable to interest.

Distributions of Interest........ The pass-through rate for each class of Group 3 Certificates, other than the Class 3-X Certificates, for each distribution date is a per annum rate equal to the least of (i) the sum of the one-month LIBOR for that distribution date plus the related certificate margin, (ii) the applicable group 3 net funds cap, and (iii) [11.00]%.

The amount of interest payable on each distribution date in respect of each class of Group 3 Certificates, other than the Class 3-X Certificates, will equal the sum of (1) current interest for such class on such date and (2) any carryforward interest for such class and date.

On each distribution date, the interest remittance amount for such date will be paid in the following order of priority:

(1) from the interest remittance amount for loan group 3-1 and 3-2, to the Group 3 Senior Certificates, pro rata based on amounts due, current interest and any carryforward interest for such class and such distribution date applied in accordance with the allocation rules set forth below;

(2) first, from the interest remittance amount for loan group 3-2 and then from the interest remittance amount for loan group 3-1 to the Class 3-M-1 Certificates, current interest and any carryforward interest for such class and such distribution date;

(3) first, from the interest remittance amount for loan group 3-2, then from the interest remittance amount for loan group 3-1 to the Class 3-M-2 Certificates, current interest and any carryforward interest for such class and such distribution date;

(4) first, from the interest remittance amount for loan group 3-2 and then from the interest remittance amount for loan group 3-1 to the Class 3-M-3 Certificates, current interest and any carryforward interest for such class and such distribution date;

(5) first, from the interest remittance amount for loan group 3-2 and then from the interest remittance amount for loan group 3-1 to the Class 3-M-4 Certificates, current interest and any carryforward interest for such class and such distribution date;

(6) for application as part of monthly excess cashflow for such distribution date, as described below, any interest remittance amount remaining after application pursuant to clauses (1) through (5) above for such distribution date.

The interest remittance amount for loan group 3-1 and loan group 3-2 distributed pursuant to clause (1) above will be applied to the Group 3 Senior Certificates as follows:

(a) amounts distributed to the Class 3-A-1-1 and Class 3-A-1-2 Certificates will reduce the interest remittance amount for group 3-1 before any reduction to the interest remittance amount for loan group 3-2 in respect of such distribution; and

(b) amounts distributed to the Class 3-A-2-1 and Class 3-A-2-2 Certificates will reduce the interest remittance amount for loan group 3-2 before any reduction to the interest remittance amount for loan group 3-1 in respect of such distributions.

Principal Remittance Amount................................ For any distribution date and the group 3-1 and group 3-2 mortgage loans, the sum of (i) scheduled principal payments (other than payaheads) and advances on such mortgage loans, net of unreimbursed advances, servicing advances and other amounts due to the servicer, the trustee, the master servicer and the trust administrator with respect to such mortgage loans (to the extent allocable to principal), and the principal portion of payaheads previously received and intended for application in the related collection period, (ii) principal prepayments received during the related prepayment period, (iii) amounts received in respect of a repurchase by the seller, or a purchase by a holder of a subordinate certificate or by the special servicer, as provided in the pooling and servicing agreement, net of advances previously made and other amounts as to which the trustee, the trust administrator, the servicer or the master servicer is entitled to be reimbursed, (iv) amounts paid in connection with an optional termination, up to the amount of the par value for such loan group, (v) the portion of any substitution adjustment amount paid with respect to any deleted mortgage loans during the related collection period allocable to principal, (vi) net liquidation proceeds (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to principal) and recoveries, if any, collected with respect to such mortgage during the related collection period, to the extent allocable to principal, [and (vii) if applicable, amounts withdrawn from the interest rate cap account to cover realized losses on the group 3-1 and group 3-2 mortgage loans incurred during the related collection period.]

Overcollateralization Release Amount.................... For any distribution date will be equal to the lesser of (x) the principal remittance amount for such distribution date and (y) the amount, if any, by which (1) the overcollateralization amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the principal remittance amount for such date is applied on such date in reduction of the aggregate of the certificate principal balances of the Group 3 Certificates, exceeds (2) the targeted overcollateralization amount for such date.

Group 3-1 Allocation Amount................................ For any distribution date, the product of the senior principal payment amount for that distribution date and a fraction the numerator of which is the principal remittance amount derived from loan group 3-1 and the denominator of which is the principal remittance amount, in each case for that distribution date.

Group 3-2 Allocation Amount................................ For any distribution date, the product of the senior principal payment amount for that distribution date and a fraction the numerator of which is the principal remittance amount derived from loan group 3-2 and the denominator of which is the principal remittance amount, in each case for that distribution date.

Principal Payment Amount... For any distribution date and loan groups 3-1 and 3-2 will be equal to the principal remittance amount for both loan groups for such date minus the overcollateralization release amount, if any, for such date.

Senior Principal Payment Amount................................ For any distribution date on or after the stepdown date and as long as a trigger event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the certificate principal balance of the Group 3 Senior Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [83.50]% and (ii) the aggregate loan balance for loan groups 3-1 and 3-2 for such distribution date and (B) the amount, if any, by which (i) the aggregate loan balance for loan groups 3-1 and 3-2 mortgage loans for such distribution date exceeds (ii) [0.50]% of the aggregate loan group balance for loan groups 3-1 and 3-2 as of the cut-off date.

Credit Support Depletion Date .... The first distribution date on which the aggregate certificate principal balance of the Group 3 Subordinate Certificates has been or will be reduced to zero.

Class 3-M-1 Principal Payment Amount .... For any distribution date on or after the stepdown date and as long as a trigger event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the certificate principal balances of the Group 3 Senior Certificates, in each case, after giving effect to payments on such distribution date and (ii) the certificate principal balance of the Class 3-M-1 Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) [92.00]% and (ii) the aggregate loan group balance for loan groups 3-1 and 3-2 for such distribution date and (B) the amount, if any, by which (i) the aggregate loan group balance for loan groups 3-1 and 3-2 for such distribution date exceeds (ii) [0.50]% of the aggregate loan group balance for loan groups 3-1 and 3-2 as of the cut-off date.

Class 3-M-2 Principal Payment Amount .... For any distribution date on or after the stepdown date and as long as a trigger event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the certificate principal balances of the Group 3 Senior Certificates and the Class 3-M-1 Certificates, in each case, after giving effect to payments on such distribution date and (ii) the certificate principal balance of the Class 3-M-2 Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) [96.00]% and (ii) the aggregate loan group balance for loan groups 3-1 and 3-2 for such distribution date and (B) the amount, if any, by which (i) the aggregate loan group balance for loan groups 3-1 and 3-2 for such distribution date exceeds (ii) [0.50]% of the aggregate loan group balance for loan groups 3-1 and 3-2 as of the cut-off date.

Class 3-M-3 Principal Payment Amount .... For any distribution date on or after the stepdown date and as long as a trigger event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the certificate principal balances of the Group 3 Senior Certificates, the Class 3-M-1 Certificates and the Class 3-M-2 Certificates, in each case, after giving effect to payments on such distribution date and (ii) the certificate principal balance of the Class 3-M-3 Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) [98.00]% and (ii) the aggregate loan group balance for loan groups 3-1 and 3-2 for such distribution date and (B) the amount, if any, by which (i) the aggregate loan group balance for loan groups 3-1 and 3-2 for such distribution date exceeds (ii) [0.50]% of the aggregate loan group balance for loan groups 3-1 and 3-2 as of the cut-off date.

Class 3-M-4 Principal Payment Amount .... For any distribution date on or after the stepdown date and as long as a trigger event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the certificate principal balances of the Group 3 Senior Certificates, the Class 3-M-1 Certificates, the Class 3-M-2 Certificates and the Class 3-M-3 Certificates, in each case, after giving effect to payments on such distribution date and (ii) the certificate principal balance of the Class 3-M-4 Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) [99.00]% and (ii) the aggregate loan group balance for loan groups 3-1 and 3-2 for such distribution date and (B) the amount, if any, by which (i) the aggregate loan group balance for loan groups 3-1 and 3-2 for such distribution date exceeds (ii) [0.50]% of the aggregate loan group balance for loan groups 3-1 and 3-2 as of the cut-off date.

Distributions of Principal...... The principal payment amount will be paid on each distribution date as follows:

I. On each distribution date (a) prior to the stepdown date or (b) with respect to which a trigger event is in effect, the principal payment amount will be paid in the following order of priority:

(i) (a) from the principal remittance amount for loan group 3-1, sequentially, first (x) to the Class 3-A-1-1 and Class 3-A-1-2 Certificates, pro rata, until their respective certificate principal balances are reduced to zero, and then (y) to the Class 3-A-2-1 and Class 3-A-2-2 Certificates, pro rata, until their respective certificate principal balances are reduced to zero; and

(b) from the principal remittance amount for loan group 3-2, sequentially, first (x) to the Class 3-A-2-1 and Class 3-A-2-2 Certificates, pro rata, until their respective certificate principal balances are reduced to zero, and then (y) to the Class 3-A-1-1 and Class 3-A-1-2 Certificates, pro rata, until their respective certificate principal balances are reduced to zero;

(ii) to the Class 3-M-1 Certificates, until its certificate principal balance is reduced to zero;

(iii) to the Class 3-M-2 Certificates, until its certificate principal balance is reduced to zero;

(iv) to the Class 3-M-3 Certificates, until its certificate principal balance is reduced to zero;

(v) to the Class 3-M-4 Certificates, until its certificate principal balance is reduced to zero; and

(vii) for application as part of monthly excess cashflow for such distribution date, as described below, any such principal payment amount remaining after application pursuant to clauses (i) through (v) above.

II. On each distribution date (a) on or after the stepdown date and (b) with respect to which a trigger event is not in effect, the principal payment amount will be paid in the following order of priority:

(i) (a) from the principal remittance amount for loan group 3-1, the group 3-1 allocation amount, sequentially, first (x) to the Class 3-A-1-1 and Class 3-A-1-2 Certificates, pro rata, until their respective certificate principal balances are reduced to zero, and then (y) to the Class 3-A-2-1 and Class 3-A-2-2 Certificates, pro rata, until their respective certificate principal balances are reduced to zero; and

(b) from the principal remittance amount for loan group 3-2, the group 3-2 allocation amount, sequentially, first (x) to the Class 3-A-2-1 and Class 3-A-2-2 Certificates, pro rat, until their respective certificate principal balances are reduced to zero; and then (y) to the Class 3-A-1-1 and Class 3-A-1-2 Certificates, pro rata, until their respective certificate principal balances are reduced to zero;

(ii) to the Class 3-M-1 Certificates, the Class 3-M-1 principal payment amount for such distribution date, until its certificate principal balance is reduced to zero;

(iii) to the Class 3-M-2 Certificates, the Class 3-M-2 principal payment amount for such distribution date, until its certificate principal balance is reduced to zero;

(iv) to the Class 3-M-3 Certificates, the Class 3-M-3 principal payment amount for such distribution date, until its certificate principal balance is reduced to zero;

(v) to the Class 3-M-4 Certificates, the Class 3-M-4 principal payment amount for such distribution date, until its certificate principal balance is reduced to zero; and

(vi) for application as part of monthly excess cashflow for such distribution date, as described below, any such principal payment amount remaining after application pursuant to clauses (i) through (v) above.

Group 3-1 Excess Interest Amount .... For any distribution date, the product of the amount of monthly excess interest required to be distributed on that distribution date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from loan group 3-1 and the denominator of which is the principal remittance amount for loan groups 3-1 and 3-2, in each case for that distribution date.

Group 3-2 Excess Interest Amount .... For any distribution date, the product of the amount of monthly excess interest required to be distributed on that distribution date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from loan group 3-2 and the denominator of which is the principal remittance amount for loan groups 3-1 and 3-2, in each case for that distribution date.

Distribution of Monthly Excess Cashflow .... On each distribution date, the monthly excess cashflow will be distributed in the following order of priority:

(1) until the aggregate certificate principal balance of the Group 3 Certificates equals the aggregate loan balance of the groups 3-1 and 3-2 mortgage loans for such distribution date minus the targeted overcollateralization amount for such date:

(A) on each distribution date (a) prior to the stepdown date or (b) with respect to which a trigger event is in effect, to the extent of monthly excess interest for such distribution date, to the Group 3 Certificates, in the following order of priority:

(a) (i) the Group 3-1 Excess Interest Amount, sequentially, first (x) to the Class 3-A-1-1 and Class 3-A-1-2 Certificates, pro rata, until their respective certificate principal balances are reduced to zero, and then (y) to the Class 3-A-2-1 and Class 3-A-2-2 Certificates, pro rata, until their respective certificate principal balances are reduced to zero; and

(ii) the Group 3-2 Excess Interest Amount, sequentially, first (x) to the Class 3-A-2-1 and Class 3-A-2-2 Certificates, pro rata, until their respective certificate principal balances are reduced to zero; and then (y) to the Class 3-A-1-1 and Class 3-A-1-2 Certificates, pro rata, until their respective certificate principal balances are reduced to zero;

(b) to the Class 3-M-1 Certificates, until its certificate principal balance has been reduced to zero;

(c) to the Class 3-M-2 Certificates, until its certificate principal balance has been reduced to zero;

(d) to the Class 3-M-3 Certificates, until its certificate principal balance has been reduced to zero;

(e) to the Class 3-M-4 Certificates, until its certificate principal balance has been reduced to zero;

(B) on each distribution date on or after the stepdown date and with respect to which a trigger event is not in effect, to fund any principal distributions required to be made on such distribution date set forth above, after giving effect to the distribution of the principal payment amount for such date, in accordance with the priorities set forth therein;

(2) to the Class 3-A-1-2 and 3-A-2-2 Certificates, pro rata based on amounts due, any deferred amount for such class;

(3) to the Class 3-M-1 Certificates, any deferred amount for such class;

(4) to the Class 3-M-2 Certificates, any deferred amount for such class;

(5) to the Class 3-M-3 Certificates, any deferred amount for such class;

(6) to the Class 3-M-4 Certificates, any deferred amount for such class;

(7) to the Class 3-A-1-1, Class 3-A-1-2, Class 3-A-2-1 and Class 3-A-2-2 Certificates, pro rata based on amounts due, any basis risk shortfall for such class;

(8) to the Class 3-M-1 Certificates, any basis risk shortfall for such class;

(9) to the Class 3-M-2 Certificates, any basis risk shortfall for such class;

(10) to the Class 3-M-3 Certificates, any basis risk shortfall for such class;

(11) to the Class 3-M-4 Certificates, any basis risk shortfall for such class;

(12) to the Class 3-X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

(13) to the Class R-II or Class R-I Certificates, any remaining amount, as appropriate. It is not anticipated that any amounts will be distributed to the Class R-II or Class R-I Certificates under this clause (13).

Group 3-1 and Group 3-2 Net Funds Caps .... The annual pass-through rates on each Class of the Group 3 Certificates (other than the Class 3-X Certificates) are subject to certain net funds caps, as more fully described in the prospectus supplement.

On any distribution date, the Group 3-1 and Group 3-2 Net Funds Caps will each equal (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related optimal interest remittance amount for such date and (2) 12, and the denominator of which is the aggregate loan balance of the mortgage loans in the related loan group(s) for the immediately preceding distribution date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding accrual period.

On any distribution date, if the current interest rate (calculated on the basis of the lesser of (x) one-month LIBOR plus the applicable certificate margin and (y) the maximum interest rate) on any class of Group 3 Certificates (other than the Class 3-X Certificates) is limited by the related net funds cap, such difference will constitute a basis risk shortfall.

Schedules of the Group 3-1 and 3-2 Net Funds Caps are included in this document.

Group 3 Subordinate Net Funds Cap.............................. For any distribution date and the Class 3-M-1, Class 3-M-2, Class 3-M-3 and Class 3-M-4 Certificates, will be a per annum rate equal to a weighted average of (i) the Group 3-1 Net Funds Cap and (ii) the Group 3-2 Net Funds Cap, in each case for such distribution date, weighted on the basis of the Subordinate Group 3-1 Balance and the Subordinate Group 3-2 Balance, respectively.

A schedule of the Group 3 Subordinate Net Funds Cap is included in this document.

Subordinate Group 3-1 Balance .... For any distribution date, will be the aggregate principal balance for the group 3-1 mortgage loans for such distribution date less the aggregate Class Principal Balance of the Class 3-A-1-1 and Class 3-A-1-2 Certificates for such distribution date.

Subordinate Group 3-2 Balance .... For any distribution date, will be the aggregate principal balance for the group 3-2 mortgage loans for such distribution date less the aggregate Class Principal Balance of the Class 3-A-2-1 and Class 3-A-2-2 Certificates for such distribution date.

[Group 3 Interest Rate Caps] .... [On or before the closing date, the trustee, acting on behalf of the trust, will enter into an interest rate cap agreement with [Credit Suisse First Boston International], as counterparty, whereby, in consideration for a one-time payment by the trust to the cap counterparty on the closing date, the cap counterparty will agree to make certain payments, as described below, on each interest rate cap agreement payment date. Payments under the interest rate cap agreement will be available to cover basis risk shortfalls for the Group 3 Certificates, realized losses on the group 3 mortgage loans and deferred amounts on the Class 3-A-1-2, Class 3-A-2-2, Class 3-M-1, Class 3-M-2, Class 3-M-3 and Class 3-M-4 Certificates. The first and last payment dates for the interest rate cap agreement will occur on the dates specified in the prospectus supplement.

Under the interest rate cap agreement, the cap counterparty will agree to make payments on each payment date equal to the product of (i) a fraction, the numerator of which is the actual number of days elapsed since the immediately preceding interest rate cap agreement payment date (or, in the case of the first interest rate cap agreement payment date, the closing date) through, but not including, the current interest rate cap agreement payment date, subject to the "Modified Following" Business Day Convention (within the meaning of the 2000 ISDA Definitions), and the denominator of which is 360, (ii) the lesser of (x) a notional amount (as set forth in the related annex for such scheduled interest rate cap agreement payment date), and (y) the aggregate principal balance of the related LIBOR Certificates for the related distribution date, and (iii) the percentage equal to the difference between (1) the lesser of (a) the Index Rate for such period and (b) the percentage specified in the prospectus supplement and (2) the cap strike rate for that period (as set forth in the related annex for such interest rate cap agreement payment date); provided, that if the Index Rate is less than or equal to the applicable cap strike rate, then the payment amount due under the interest rate cap agreement will be zero. Generally, the "Index Rate" will be the rate for one-month deposits in U.S. Dollars which appear on the Telerate Page 3650 two London banking days prior to the first day of the related accrual period for the interest rate cap agreement or, if such rate does not appear on the Telerate Page 3650, the rate determined based on the rates at which one-month deposits in U.S. Dollars are offered by the reference banks to prime banks in the London interbank market.

Any amounts received by the trust administrator under the interest rate cap agreement will be deposited to a related account established by the trust administrator. Amounts on deposit in the interest rate cap account will be distributed on any distribution date in the following order of priority:

(i) to the Group 3 Senior Certificates, the amount of any unpaid Basis Risk Shortfalls for such class;

(ii) to the Class 3-M-1, Class 3-M-2, Class 3-M-3 and Class 3-M-4 Certificates, sequentially, the amount of any unpaid Basis Risk Shortfalls for such class;

(iii) to the Principal Remittance Amount, up to the amount of such Realized Losses on the group 3-1 and group 3-2 mortgage loans incurred during the related Collection Period, any shortfall to be allocated pro rata based upon the amount of such Realized Losses; and

(iv) sequentially, to the Class 3-A-1-2, Class 3-A-2-2, Class 3-M-1, Class 3-M-2, Class 3-M-3 and Class 3-M-4 Certificates, in that order, any applicable deferred amounts thereon remaining unreimbursed, in each case prior to giving effect to amounts available to be paid in respect of deferred amounts as described herein on such distribution date.

Amounts paid under the interest rate cap agreement not used on any distribution date to pay Basis Risk Shortfalls on the Group 3 Certificates, Realized Losses on the group 3-1 and group 3-2 mortgage loans or deferred amounts on the Class 3-A-1-2, Class 3-A-2-2, Class 3-M-1, Class 3-M-2, Class 3-M-3 and Class 3-M-4 Certificates will remain on deposit in the interest rate cap account and may be available on future distribution dates to make the payments described in the preceding paragraph; provided, however that such amounts will be paid into and distributed out of a separate trust created pursuant to the pooling and servicing agreement for the benefit of the Group 3 Certificates. However, at no time will the amount on deposit in the interest rate cap account exceed the deposit amount. The "deposit amount" will be calculated on each distribution date, after giving effect to withdrawals from the interest rate cap account on that distribution date and distributions and allocation of losses on the certificates on such date, and will equal the excess, if any, of the Targeted Overcollateralization Amount for such distribution date over the Overcollateralization Amount for such distribution date.

Unless terminated earlier, the interest rate cap agreement will terminate on the date specified in the prospectus supplement. Both the trustee and the cap counterparty will have the right to terminate the interest rate cap agreement for certain reasons set forth in the documentation associated with each interest rate cap agreement, including, without limitation, the related ISDA Master Agreement, the Schedule thereto and a Confirmation thereunder. Although it is not anticipated that there will be amounts payable by the trust, certain amounts may be payable by the trust under the interest rate cap agreement from funds otherwise distributable to the holders of the certificates as a result of such termination.]

VI. CAP NOTIONAL SCHEDULE

AHMA 05-1 - Notional Cap Balance and Rate Schedule to Group 3 collateral - Uncapped to 10.00%

Trust to buy a Corridor Cap:	i.e. trust buys Cap over strike and sells cap over ceiling.
Counterparty to Pay:	1 Month LIBOR over LIBOR strike up to the given Ceiling.
LIBOR Strike:	See Schedule below
Ceiling Strike:	See Schedule below
Uncaps security to:	10.00 %
Initial Notional:	$ 436,120,000
Basis:	Act/360
Pricing Speed:	20 cpr
Close Date:	10/31/2005
1st Pay Date:	11/25/2005
Maturity:	10/25/2008

Period	Date	Notional Balance	*LIBOR Strike*	*LIBOR Cap*	*Corridor (bps)*
1	11/25/2005	436,120,000	6.672%	9.691%	301.9
2	12/25/2005	428,060,078	5.509%	9.691%	418.2
3	1/25/2006	420,148,977	5.320%	9.690%	437.0
4	2/25/2006	412,383,950	5.319%	9.689%	437.0
5	3/25/2006	404,762,303	5.922%	9.689%	376.7
6	4/25/2006	397,281,389	5.327%	9.688%	436.1
7	5/25/2006	389,938,612	5.527%	9.687%	416.0
8	6/25/2006	382,731,575	5.338%	9.686%	434.8
9	7/25/2006	375,657,618	5.526%	9.686%	416.0
10	8/25/2006	368,714,286	5.336%	9.685%	434.9
11	9/25/2006	361,899,167	5.335%	9.684%	434.9
12	10/25/2006	355,209,896	6.533%	9.683%	315.0
13	11/25/2006	348,646,697	6.366%	9.682%	331.6
14	12/25/2006	342,204,771	6.588%	9.681%	309.3
15	1/25/2007	335,881,761	6.365%	9.681%	331.6
16	2/25/2007	329,675,474	6.364%	9.680%	331.6
17	3/25/2007	323,583,755	7.079%	9.679%	260.0
18	4/25/2007	317,604,492	6.368%	9.678%	331.0
19	5/25/2007	311,735,610	6.603%	9.677%	307.4
20	6/25/2007	305,975,162	6.379%	9.676%	329.7
21	7/25/2007	300,321,058	6.602%	9.676%	307.4
22	8/25/2007	294,771,333	6.378%	9.675%	329.7
23	9/25/2007	289,324,064	6.412%	9.674%	326.2
24	10/25/2007	283,978,711	7.870%	9.673%	180.3
25	11/25/2007	278,734,391	7.720%	9.671%	195.1
26	12/25/2007	273,587,023	7.987%	9.670%	168.3
27	1/25/2008	268,534,627	7.718%	9.669%	195.1
28	2/25/2008	263,575,451	7.717%	9.668%	195.1
29	3/25/2008	258,707,775	8.283%	9.667%	138.4
30	4/25/2008	253,930,206	7.800%	9.666%	186.6
31	5/25/2008	249,240,983	8.078%	9.664%	158.6
32	6/25/2008	244,638,267	7.806%	9.663%	185.7
33	7/25/2008	240,120,473	8.076%	9.662%	158.6
34	8/25/2008	235,686,034	7.804%	9.661%	185.7
35	9/25/2008	231,333,412	7.807%	9.659%	185.2
36	10/25/2008	227,061,195	8.564%	9.658%	109.4

VII. BOND PROFILES

GROUPS 1 AND 2 BOND PROFILES TO CALL*:

	15 CPR / Call (Y)	*20 CPR / Call (Y)*	*22 CPR / Call (Y)*	*25 CPR / Call (Y)*	*27 CPR / Call (Y)*	*30 CPR / Call (Y)*	*35 CPR / Call (Y)*	*40 CPR / Call (Y)*	*45 CPR / Call (Y)*
1A1	**Run to the Group 1 & 2 10% Optional Redemption**								
WAL	5.20	3.86	3.47	**2.99**	2.73	2.41	1.99	1.68	1.44
Principal Window	Nov05 - Feb19	Nov05 - Dec15	Nov05 - Dec14	**Nov05 - Sep13**	Nov05 - Jan13	Nov05 - Mar12	Nov05 - Feb11	Nov05 - Apr10	Nov05 - Sep09
Principal # Months	160	122	110	**95**	87	77	64	54	47
CB Classes	**Run to the Group 1 & 2 10% Optional Redemption**								
WAL	8.89	6.66	6.05	**5.38**	5.03	4.57	3.94	3.43	3.00
Principal Window	Nov05 - Feb19	Nov05 - Dec15	Nov05 - Dec14	**Nov05 - Sep13**	Nov05 - Jan13	Nov05 - Mar12	Nov05 - Feb11	Nov05 - Apr10	Nov05 - Sep09
Principal # Months	160	122	110	**95**	87	77	64	54	47

	15 CPB / Call (Y)	*20 CPB / Call (Y)*	*22 CPB / Call (Y)*	*25 CPB / Call (Y)*	*27 CPB / Call (Y)*	*30 CPB / Call (Y)*	*35 CPB / Call (Y)*	*40 CPB / Call (Y)*	*45 CPB / Call (Y)*
2A1	**Run to the Group 1 & 2 10% Optional Redemption**								
WAL	2.28	2.10	2.03	**1.92**	1.86	1.76	1.51	1.27	1.11
Principal Window	Nov05 - Sep08	Nov05 - Sep08	Nov05 - Sep08	**Nov05 - Sep08**	Nov05 - Sep08	Nov05 - Sep08	Nov05 - May08	Nov05 - Dec07	Nov05 - Sep07
Principal # Months	35	35	35	**35**	35	35	31	26	23

***Assumes:**

1 Month LIBOR: [3.8900]%
6 Month LIBOR: [4.2900]%
1 Year LIBOR: [4.5300]%

**** WAL's calculated from the settlement date assuming a 30/360 basis.**

BOND PROFILES (Cont.)

GROUPS 1 AND 2 BOND PROFILES TO MATURITY*:

	15 CPR / Call (N)	*20 CPR / Call (N)*	*22 CPR / Call (N)*	*25 CPR / Call (N)*	*27 CPR / Call (N)*	*30 CPR / Call (N)*	*35 CPR / Call (N)*	*40 CPR / Call (N)*	*45 CPR / Call (N)*
1A1	**Run to Maturity**								
WAL	5.64	4.23	3.82	**3.31**	3.02	2.67	2.20	1.85	1.58
Principal Window	Nov05 - Sep35	Nov05 - Sep35	Nov05 - Sep35	**Nov05 - Sep35**	Nov05 - Sep35	Nov05 - Sep35	Nov05 - Sep35	Nov05 - Sep35	Nov05 - Sep35
Principal # Months	359	359	359	**359**	359	359	359	359	359
CB Classes	**Run to Maturity**								
WAL	9.80	7.42	6.79	**6.09**	5.72	5.23	4.56	4.04	3.57
Principal Window	Nov05 - Sep35	Nov05 - Sep35	Nov05 - Sep35	**Nov05 - Sep35**	Nov05 - Sep35	Nov05 - Sep35	Nov05 - Sep35	Nov05 - Sep35	Nov05 - Sep35
Principal # Months	359	359	359	**359**	359	359	359	359	359

	15 CPB / Call (N)	*20 CPB / Call (N)*	*22 CPB / Call (N)*	*25 CPB / Call (N)*	*27 CPB / Call (N)*	*30 CPB / Call (N)*	*35 CPB / Call (N)*	*40 CPB / Call (N)*	*45 CPB / Call (N)*
2A1	**Run to Maturity**								
WAL	2.28	2.10	2.03	**1.92**	1.86	1.76	1.61	1.46	1.33
Principal Window	Nov05 - Sep08	Nov05 - Sep08	Nov05 - Sep08	**Nov05 - Sep08**	Nov05 - Sep08	Nov05 - Sep08	Nov05 - Sep08	Nov05 - Sep08	Nov05 - Sep08
Principal # Months	35	35	35	**35**	35	35	35	35	35

***Assumes:**

1 Month LIBOR: [3.8900]%
6 Month LIBOR: [4.2900]%
1 Year LIBOR: [4.5300]%

**** WAL's calculated from the settlement date assuming a 30/360 basis.**

BOND PROFILES (Cont.)

GROUP 3 CERTIFICATE PROFILES TO CALL*:

	15 CPR / Call (Y)	*20 CPR / Call (Y)*	*25 CPR / Call (Y)*	*28 CPR / Call (Y)*	*30 CPR / Call (Y)*	*32 CPR / Call (Y)*	*35 CPR / Call (Y)*	*40 CPR / Call (Y)*	*45 CPR / Call (Y)*
3A1s	**Run to 10% Call**								
WAL	5.00	3.73	2.92	2.56	**2.36**	2.18	1.94	1.61	1.35
Principal Window	Nov05 - Dec18	Nov05 - Oct15	Nov05 - Aug13	Nov05 - Sep12	**Nov05 - Mar12**	Nov05 - Oct11	Nov05 - Feb11	Nov05 - Apr10	Nov05 - Sep09
Principal # Months	158	120	94	83	**77**	72	64	54	47
3A2s	**Run to 10% Call**								
WAL	4.98	3.72	2.91	2.55	**2.35**	2.17	1.93	1.60	1.35
Principal Window	Nov05 - Dec18	Nov05 - Oct15	Nov05 - Aug13	Nov05 - Sep12	**Nov05 - Mar12**	Nov05 - Oct11	Nov05 - Feb11	Nov05 - Apr10	Nov05 - Sep09
Principal # Months	158	120	94	83	**77**	72	64	54	47
3M1	**Run to 10% Call**								
WAL	8.75	6.56	5.21	4.69	**4.43**	4.22	3.96	3.72	3.66
Principal Window	Jan10 - Dec18	Dec08 - Oct15	Nov08 - Aug13	Dec08 - Sep12	**Dec08 - Mar12**	Dec08 - Oct11	Jan09 - Feb11	Jan09 - Apr10	Feb09 - Sep09
Principal # Months	108	83	58	46	**40**	35	26	16	8
3M2	**Run to 10% Call**								
WAL	8.72	6.54	5.18	4.65	**4.38**	4.15	3.87	3.56	3.40
Principal Window	Jan10 - Dec18	Dec08 - Oct15	Nov08 - Aug13	Nov08 - Sep12	**Nov08 - Mar12**	Nov08 - Oct11	Nov08 - Feb11	Dec08 - Apr10	Dec08 - Sep09
Principal # Months	108	83	58	47	**41**	36	28	17	10
3M3	**Run to 10% Call**								
WAL	7.97	5.95	4.72	4.24	**3.98**	3.77	3.51	3.25	3.15
Principal Window	Jan10 - Oct17	Dec08 - Nov14	Nov08 - Dec12	Nov08 - Feb12	**Nov08 - Aug11**	Nov08 - Mar11	Nov08 - Aug10	Nov08 - Nov09	Nov08 - Apr09
Principal # Months	94	72	50	40	**34**	29	22	13	6
3M4	**Run to 10% Call**								
WAL	6.04	4.48	3.60	3.32	**3.21**	3.13	3.08	3.07	3.07
Principal Window	Jan10 - Jan14	Dec08 - Dec11	Nov08 - Aug10	Nov08 - Jan10	**Nov08 - Sep09**	Nov08 - Jun09	Nov08 - Jan09	Nov08 - Nov08	Nov08 - Nov08
Principal # Months	49	37	22	15	**11**	8	3	1	1

***Assumes:**

1 Month LIBOR: [3.8900]%
6 Month LIBOR: [4.2900]%
1 Year LIBOR: [4.5300]%

** WAL's calculated from the settlement date assuming a 30/360 basis.

BOND PROFILES (Cont.)

GROUP 3 CERTIFICATE PROFILES TO MATURITY*:

	15 CPR / Call (N)	*20 CPR / Call (N)*	*25 CPR / Call (N)*	*28 CPR / Call (N)*	*30 CPR / Call (N)*	*32 CPR / Call (N)*	*35 CPR / Call (N)*	*40 CPR / Call (N)*	*45 CPR / Call (N)*
3A1s	**Run to Maturity**								
WAL	5.39	4.05	3.19	2.80	**2.58**	2.38	2.12	1.77	1.48
Principal Window	Nov05 - Jun31	Nov05 - Dec26	Nov05 - Feb23	Nov05 - Mar21	**Nov05 - Feb20**	Nov05 - Feb19	Nov05 - Oct17	Nov05 - Jan16	Nov05 - Aug14
Principal # Months	308	254	208	185	**172**	160	144	123	106
3A2s	**Run to Maturity**								
WAL	5.35	4.02	3.16	2.78	**2.56**	2.36	2.11	1.76	1.47
Principal Window	Nov05 - Nov30	Nov05 - Apr26	Nov05 - Jun22	Nov05 - Aug20	**Nov05 - Aug19**	Nov05 - Aug18	Nov05 - May17	Nov05 - Aug15	Nov05 - Apr14
Principal # Months	301	246	200	178	**166**	154	139	118	102
3M1	**Run to Maturity**								
WAL	9.32	7.02	5.59	5.03	**4.74**	4.50	4.23	3.95	3.84
Principal Window	Jan10 - Sep24	Dec08 - Jun20	Nov08 - Jul17	Dec08 - Mar16	**Dec08 - May15**	Dec08 - Sep14	Jan09 - Oct13	Jan09 - Aug12	Feb09 - Aug11
Principal # Months	177	139	105	88	**78**	70	58	44	31
3M2	**Run to Maturity**								
WAL	8.88	6.67	5.30	4.75	**4.46**	4.23	3.95	3.63	3.45
Principal Window	Jan10 - Apr21	Dec08 - Aug17	Nov08 - Mar15	Nov08 - Feb14	**Nov08 - Jun13**	Nov08 - Dec12	Nov08 - Mar12	Dec08 - Mar11	Dec08 - Jun10
Principal # Months	136	105	77	64	**56**	50	41	28	19
3M3	**Run to Maturity**								
WAL	7.97	5.95	4.72	4.24	**3.98**	3.77	3.51	3.25	3.15
Principal Window	Jan10 - Oct17	Dec08 - Nov14	Nov08 - Dec12	Nov08 - Feb12	**Nov08 - Aug11**	Nov08 - Mar11	Nov08 - Aug10	Nov08 - Nov09	Nov08 - Apr09
Principal # Months	94	72	50	40	**34**	29	22	13	6
3M4	**Run to Maturity**								
WAL	6.04	4.48	3.60	3.32	**3.21**	3.13	3.08	3.07	3.07
Principal Window	Jan10 - Jan14	Dec08 - Dec11	Nov08 - Aug10	Nov08 - Jan10	**Nov08 - Sep09**	Nov08 - Jun09	Nov08 - Jan09	Nov08 - Nov08	Nov08 - Nov08
Principal # Months	49	37	22	15	**11**	8	3	1	1

***Assumes:**

1 Month LIBOR: [3.8900]%
6 Month LIBOR: [4.2900]%
1 Year LIBOR: [4.5300]%

** WAL's calculated from the settlement date assuming a 30/360 basis.

VIII. Net Funds Cap

Group 3 – Flat LIBOR*

Note: All Group 3 LIBOR Certificates are subject to an 11.00% hard cap.

Period	Distribution Date	Day Count	AFC 30/360	AFC** Act/360
1	25-Nov-05	25	5.775	6.930
2	25-Dec-05	30	5.779	5.779
3	25-Jan-06	31	5.887	5.697
4	25-Feb-06	31	5.894	5.704
5	25-Mar-06	28	5.894	6.315
6	25-Apr-06	31	5.899	5.709
7	25-May-06	30	5.911	5.911
8	25-Jun-06	31	5.911	5.720
9	25-Jul-06	30	5.911	5.911
10	25-Aug-06	31	5.911	5.720
11	25-Sep-06	31	5.911	5.720
12	25-Oct-06	30	6.352	6.352
13	25-Nov-06	31	6.388	6.182
14	25-Dec-06	30	6.388	6.388
15	25-Jan-07	31	6.388	6.182
16	25-Feb-07	31	6.388	6.182
17	25-Mar-07	28	6.388	6.844
18	25-Apr-07	31	6.388	6.182
19	25-May-07	30	6.388	6.388
20	25-Jun-07	31	6.388	6.182
21	25-Jul-07	30	6.388	6.388
22	25-Aug-07	31	6.388	6.182
23	25-Sep-07	31	6.410	6.203
24	25-Oct-07	30	6.615	6.615
25	25-Nov-07	31	6.633	6.419
26	25-Dec-07	30	6.633	6.633
27	25-Jan-08	31	6.633	6.419
28	25-Feb-08	31	6.633	6.419
29	25-Mar-08	29	6.633	6.862
30	25-Apr-08	31	6.634	6.420
31	25-May-08	30	6.634	6.634
32	25-Jun-08	31	6.633	6.419
33	25-Jul-08	30	6.633	6.633
34	25-Aug-08	31	6.633	6.419
35	25-Sep-08	31	6.633	6.419
36	25-Oct-08	30	6.803	6.803
37	25-Nov-08	31	6.803	6.584
38	25-Dec-08	30	6.803	6.803
39	25-Jan-09	31	6.803	6.584
40	25-Feb-09	31	6.803	6.584
41	25-Mar-09	28	6.803	7.289
42	25-Apr-09	31	6.803	6.584
43	25-May-09	30	6.803	6.803
44	25-Jun-09	31	6.803	6.584
45	25-Jul-09	30	6.803	6.803
46	25-Aug-09	31	6.803	6.584
47	25-Sep-09	31	6.803	6.584
48	25-Oct-09	30	6.803	6.803
49	25-Nov-09	31	6.803	6.584
50	25-Dec-09	30	6.803	6.803
51	25-Jan-10	31	6.803	6.584
52	25-Feb-10	31	6.803	6.584
53	25-Mar-10	28	6.803	7.289
54	25-Apr-10	31	6.803	6.584
55	25-May-10	30	6.803	6.803
56	25-Jun-10	31	6.803	6.584
57	25-Jul-10	30	6.803	6.803
58	25-Aug-10	31	6.803	6.584
59	25-Sep-10	31	6.803	6.584
60	25-Oct-10	30	6.803	6.803
61	25-Nov-10	31	6.803	6.584
62	25-Dec-10	30	6.803	6.803
63	25-Jan-11	31	6.804	6.585
64	25-Feb-11	31	6.804	6.585
65	25-Mar-11	28	6.804	7.290
66	25-Apr-11	31	6.804	6.585
67	25-May-11	30	6.804	6.804
68	25-Jun-11	31	6.804	6.585
69	25-Jul-11	30	6.804	6.804
70	25-Aug-11	31	6.804	6.585
71	25-Sep-11	31	6.804	6.585
72	25-Oct-11	30	6.804	6.804

***Assumes:**

1 Month LIBOR: [3.8900]%
6 Month LIBOR: [4.2900]%
1 Year LIBOR: [4.5300]%

**** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.**

Net Funds Cap (Cont.)

Group 3-1 – Flat LIBOR*

Note: All Group 3-1 LIBOR Certificates are subject to an 11.00% hard cap.

Period	Distribution Date	Day Count	AFC 30/360	AFC** Act/360	Period	Distribution Date	Day Count	AFC 30/360	AFC** Act/360
1	25-Nov-05	25	5.802	6.962	37	25-Nov-08	31	6.811	6.591
2	25-Dec-05	30	5.805	5.805	38	25-Dec-08	30	6.811	6.811
3	25-Jan-06	31	5.925	5.734	39	25-Jan-09	31	6.811	6.591
4	25-Feb-06	31	5.933	5.742	40	25-Feb-09	31	6.811	6.591
5	25-Mar-06	28	5.933	6.357	41	25-Mar-09	28	6.811	7.298
6	25-Apr-06	31	5.933	5.742	42	25-Apr-09	31	6.811	6.591
7	25-May-06	30	5.950	5.950	43	25-May-09	30	6.811	6.811
8	25-Jun-06	31	5.950	5.758	44	25-Jun-09	31	6.811	6.591
9	25-Jul-06	30	5.950	5.950	45	25-Jul-09	30	6.811	6.811
10	25-Aug-06	31	5.950	5.758	46	25-Aug-09	31	6.811	6.591
11	25-Sep-06	31	5.950	5.758	47	25-Sep-09	31	6.811	6.591
12	25-Oct-06	30	6.413	6.413	48	25-Oct-09	30	6.811	6.811
13	25-Nov-06	31	6.424	6.217	49	25-Nov-09	31	6.811	6.591
14	25-Dec-06	30	6.424	6.424	50	25-Dec-09	30	6.811	6.811
15	25-Jan-07	31	6.424	6.217	51	25-Jan-10	31	6.811	6.591
16	25-Feb-07	31	6.424	6.217	52	25-Feb-10	31	6.811	6.591
17	25-Mar-07	28	6.424	6.883	53	25-Mar-10	28	6.811	7.298
18	25-Apr-07	31	6.424	6.217	54	25-Apr-10	31	6.811	6.591
19	25-May-07	30	6.424	6.424	55	25-May-10	30	6.811	6.811
20	25-Jun-07	31	6.424	6.217	56	25-Jun-10	31	6.811	6.591
21	25-Jul-07	30	6.424	6.424	57	25-Jul-10	30	6.811	6.811
22	25-Aug-07	31	6.424	6.217	58	25-Aug-10	31	6.811	6.591
23	25-Sep-07	31	6.455	6.247	59	25-Sep-10	31	6.811	6.591
24	25-Oct-07	30	6.635	6.635	60	25-Oct-10	30	6.811	6.811
25	25-Nov-07	31	6.654	6.439	61	25-Nov-10	31	6.811	6.591
26	25-Dec-07	30	6.653	6.653	62	25-Dec-10	30	6.811	6.811
27	25-Jan-08	31	6.653	6.438	63	25-Jan-11	31	6.812	6.592
28	25-Feb-08	31	6.653	6.438	64	25-Feb-11	31	6.812	6.592
29	25-Mar-08	29	6.653	6.882	65	25-Mar-11	28	6.812	7.299
30	25-Apr-08	31	6.653	6.438	66	25-Apr-11	31	6.812	6.592
31	25-May-08	30	6.653	6.653	67	25-May-11	30	6.812	6.812
32	25-Jun-08	31	6.653	6.438	68	25-Jun-11	31	6.812	6.592
33	25-Jul-08	30	6.653	6.653	69	25-Jul-11	30	6.812	6.812
34	25-Aug-08	31	6.653	6.438	70	25-Aug-11	31	6.812	6.592
35	25-Sep-08	31	6.653	6.438	71	25-Sep-11	31	6.812	6.592
36	25-Oct-08	30	6.812	6.812	72	25-Oct-11	30	6.812	6.812

***Assumes:**

1 Month LIBOR: [3.8900]%
6 Month LIBOR: [4.2900]%
1 Year LIBOR: [4.5300]%

**** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.**

Net Funds Cap (Cont.)

Group 3-2 – Flat LIBOR*

Note: All Group 3-2 LIBOR Certificates are subject to an 11.00% hard cap.

Period	Distribution Date	Day Count	AFC 30/360	AFC** Act/360	Period	Distribution Date	Day Count	AFC 30/360	AFC** Act/360
1	25-Nov-05	25	5.710	6.852	37	25-Nov-08	31	6.784	6.565
2	25-Dec-05	30	5.715	5.715	38	25-Dec-08	30	6.784	6.784
3	25-Jan-06	31	5.794	5.607	39	25-Jan-09	31	6.784	6.565
4	25-Feb-06	31	5.800	5.613	40	25-Feb-09	31	6.784	6.565
5	25-Mar-06	28	5.800	6.214	41	25-Mar-09	28	6.784	7.269
6	25-Apr-06	31	5.818	5.630	42	25-Apr-09	31	6.784	6.565
7	25-May-06	30	5.818	5.818	43	25-May-09	30	6.784	6.784
8	25-Jun-06	31	5.818	5.630	44	25-Jun-09	31	6.784	6.565
9	25-Jul-06	30	5.818	5.818	45	25-Jul-09	30	6.784	6.784
10	25-Aug-06	31	5.818	5.630	46	25-Aug-09	31	6.784	6.565
11	25-Sep-06	31	5.818	5.630	47	25-Sep-09	31	6.784	6.565
12	25-Oct-06	30	6.204	6.204	48	25-Oct-09	30	6.784	6.784
13	25-Nov-06	31	6.300	6.097	49	25-Nov-09	31	6.784	6.565
14	25-Dec-06	30	6.300	6.300	50	25-Dec-09	30	6.784	6.784
15	25-Jan-07	31	6.300	6.097	51	25-Jan-10	31	6.784	6.565
16	25-Feb-07	31	6.300	6.097	52	25-Feb-10	31	6.784	6.565
17	25-Mar-07	28	6.300	6.750	53	25-Mar-10	28	6.784	7.269
18	25-Apr-07	31	6.302	6.099	54	25-Apr-10	31	6.784	6.565
19	25-May-07	30	6.302	6.302	55	25-May-10	30	6.784	6.784
20	25-Jun-07	31	6.302	6.099	56	25-Jun-10	31	6.784	6.565
21	25-Jul-07	30	6.302	6.302	57	25-Jul-10	30	6.784	6.784
22	25-Aug-07	31	6.302	6.099	58	25-Aug-10	31	6.784	6.565
23	25-Sep-07	31	6.302	6.099	59	25-Sep-10	31	6.784	6.565
24	25-Oct-07	30	6.566	6.566	60	25-Oct-10	30	6.784	6.784
25	25-Nov-07	31	6.584	6.372	61	25-Nov-10	31	6.784	6.565
26	25-Dec-07	30	6.584	6.584	62	25-Dec-10	30	6.784	6.784
27	25-Jan-08	31	6.584	6.372	63	25-Jan-11	31	6.784	6.565
28	25-Feb-08	31	6.584	6.372	64	25-Feb-11	31	6.784	6.565
29	25-Mar-08	29	6.584	6.811	65	25-Mar-11	28	6.784	7.269
30	25-Apr-08	31	6.585	6.373	66	25-Apr-11	31	6.785	6.566
31	25-May-08	30	6.585	6.585	67	25-May-11	30	6.785	6.785
32	25-Jun-08	31	6.585	6.373	68	25-Jun-11	31	6.785	6.566
33	25-Jul-08	30	6.585	6.585	69	25-Jul-11	30	6.785	6.785
34	25-Aug-08	31	6.585	6.373	70	25-Aug-11	31	6.785	6.566
35	25-Sep-08	31	6.585	6.373	71	25-Sep-11	31	6.785	6.566
36	25-Oct-08	30	6.781	6.781	72	25-Oct-11	30	6.785	6.785

***Assumes:**

1 Month LIBOR: [3.8900]%
6 Month LIBOR: [4.2900]%
1 Year LIBOR: [4.5300]%

**** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.**

Net Funds Cap (Cont.)

Group 3 – Stressed LIBOR*

Note: All Group 3 LIBOR Certificates are subject to an 11.00% hard cap.

Period	Distribution Date	Day Count	AFC 30/360	AFC** Act/360	Period	Distribution Date	Day Count	AFC 30/360	AFC** Act/360
1	25-Nov-05	25	5.775	6.930	37	25-Nov-08	31	10.884	10.533
2	25-Dec-05	30	5.788	5.788	38	25-Dec-08	30	10.885	10.885
3	25-Jan-06	31	6.182	5.983	39	25-Jan-09	31	10.885	10.534
4	25-Feb-06	31	6.207	6.007	40	25-Feb-09	31	10.885	10.534
5	25-Mar-06	28	6.207	6.650	41	25-Mar-09	28	10.886	11.664
6	25-Apr-06	31	6.217	6.016	42	25-Apr-09	31	10.968	10.614
7	25-May-06	30	6.230	6.230	43	25-May-09	30	10.982	10.982
8	25-Jun-06	31	6.230	6.029	44	25-Jun-09	31	10.983	10.629
9	25-Jul-06	30	6.230	6.230	45	25-Jul-09	30	10.983	10.983
10	25-Aug-06	31	6.230	6.029	46	25-Aug-09	31	10.983	10.629
11	25-Sep-06	31	6.230	6.029	47	25-Sep-09	31	10.984	10.630
12	25-Oct-06	30	7.173	7.173	48	25-Oct-09	30	11.275	11.275
13	25-Nov-06	31	7.226	6.993	49	25-Nov-09	31	11.281	10.917
14	25-Dec-06	30	7.226	7.226	50	25-Dec-09	30	11.281	11.281
15	25-Jan-07	31	7.226	6.993	51	25-Jan-10	31	11.281	10.917
16	25-Feb-07	31	7.226	6.993	52	25-Feb-10	31	11.281	10.917
17	25-Mar-07	28	7.226	7.742	53	25-Mar-10	28	11.281	12.087
18	25-Apr-07	31	7.231	6.998	54	25-Apr-10	31	11.284	10.920
19	25-May-07	30	7.244	7.244	55	25-May-10	30	11.284	11.284
20	25-Jun-07	31	7.244	7.010	56	25-Jun-10	31	11.284	10.920
21	25-Jul-07	30	7.244	7.244	57	25-Jul-10	30	11.284	11.284
22	25-Aug-07	31	7.244	7.010	58	25-Aug-10	31	11.284	10.920
23	25-Sep-07	31	7.278	7.043	59	25-Sep-10	31	11.284	10.920
24	25-Oct-07	30	8.831	8.831	60	25-Oct-10	30	11.505	11.505
25	25-Nov-07	31	8.958	8.669	61	25-Nov-10	31	11.505	11.134
26	25-Dec-07	30	8.958	8.958	62	25-Dec-10	30	11.505	11.505
27	25-Jan-08	31	8.958	8.669	63	25-Jan-11	31	11.505	11.134
28	25-Feb-08	31	8.958	8.669	64	25-Feb-11	31	11.505	11.134
29	25-Mar-08	29	8.970	9.279	65	25-Mar-11	28	11.505	12.327
30	25-Apr-08	31	9.178	8.882	66	25-Apr-11	31	11.505	11.134
31	25-May-08	30	9.215	9.215	67	25-May-11	30	11.505	11.505
32	25-Jun-08	31	9.215	8.918	68	25-Jun-11	31	11.505	11.134
33	25-Jul-08	30	9.215	9.215	69	25-Jul-11	30	11.505	11.505
34	25-Aug-08	31	9.216	8.919	70	25-Aug-11	31	11.505	11.134
35	25-Sep-08	31	9.227	8.929	71	25-Sep-11	31	11.505	11.134
36	25-Oct-08	30	10.792	10.792	72	25-Oct-11	30	11.505	11.505

*** Assumes each underlying Collateral index instantaneously rises to 20.00% and all collateral pays at 30% CPR.**
**** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.**

Net Funds Cap (Cont.)

Group 3-1 – Stressed LIBOR*

Note: All Group 3-1 LIBOR Certificates are subject to an 11.00% hard cap.

Period	Distribution Date	Day Count	AFC 30/360	AFC** Act/360	Period	Distribution Date	Day Count	AFC 30/360	AFC** Act/360
1	25-Nov-05	25	5.802	6.962	37	25-Nov-08	31	10.958	10.605
2	25-Dec-05	30	5.813	5.813	38	25-Dec-08	30	10.958	10.958
3	25-Jan-06	31	6.250	6.048	39	25-Jan-09	31	10.959	10.605
4	25-Feb-06	31	6.276	6.074	40	25-Feb-09	31	10.959	10.605
5	25-Mar-06	28	6.276	6.724	41	25-Mar-09	28	10.959	11.742
6	25-Apr-06	31	6.280	6.077	42	25-Apr-09	31	11.015	10.660
7	25-May-06	30	6.298	6.298	43	25-May-09	30	11.032	11.032
8	25-Jun-06	31	6.298	6.095	44	25-Jun-09	31	11.032	10.676
9	25-Jul-06	30	6.298	6.298	45	25-Jul-09	30	11.032	11.032
10	25-Aug-06	31	6.298	6.095	46	25-Aug-09	31	11.033	10.677
11	25-Sep-06	31	6.298	6.095	47	25-Sep-09	31	11.033	10.677
12	25-Oct-06	30	7.312	7.312	48	25-Oct-09	30	11.315	11.315
13	25-Nov-06	31	7.329	7.093	49	25-Nov-09	31	11.319	10.954
14	25-Dec-06	30	7.329	7.329	50	25-Dec-09	30	11.319	11.319
15	25-Jan-07	31	7.329	7.093	51	25-Jan-10	31	11.319	10.954
16	25-Feb-07	31	7.329	7.093	52	25-Feb-10	31	11.319	10.954
17	25-Mar-07	28	7.329	7.853	53	25-Mar-10	28	11.320	12.129
18	25-Apr-07	31	7.329	7.093	54	25-Apr-10	31	11.321	10.956
19	25-May-07	30	7.347	7.347	55	25-May-10	30	11.321	11.321
20	25-Jun-07	31	7.347	7.110	56	25-Jun-10	31	11.321	10.956
21	25-Jul-07	30	7.347	7.347	57	25-Jul-10	30	11.322	11.322
22	25-Aug-07	31	7.347	7.110	58	25-Aug-10	31	11.322	10.957
23	25-Sep-07	31	7.395	7.156	59	25-Sep-10	31	11.322	10.957
24	25-Oct-07	30	8.971	8.971	60	25-Oct-10	30	11.550	11.550
25	25-Nov-07	31	9.066	8.774	61	25-Nov-10	31	11.550	11.177
26	25-Dec-07	30	9.066	9.066	62	25-Dec-10	30	11.550	11.550
27	25-Jan-08	31	9.066	8.774	63	25-Jan-11	31	11.550	11.177
28	25-Feb-08	31	9.066	8.774	64	25-Feb-11	31	11.550	11.177
29	25-Mar-08	29	9.082	9.395	65	25-Mar-11	28	11.550	12.375
30	25-Apr-08	31	9.269	8.970	66	25-Apr-11	31	11.550	11.177
31	25-May-08	30	9.312	9.312	67	25-May-11	30	11.550	11.550
32	25-Jun-08	31	9.312	9.012	68	25-Jun-11	31	11.550	11.177
33	25-Jul-08	30	9.312	9.312	69	25-Jul-11	30	11.550	11.550
34	25-Aug-08	31	9.312	9.012	70	25-Aug-11	31	11.550	11.177
35	25-Sep-08	31	9.328	9.027	71	25-Sep-11	31	11.550	11.177
36	25-Oct-08	30	10.902	10.902	72	25-Oct-11	30	11.550	11.550

*** Assumes each underlying Collateral index instantaneously rises to 20.00% and all collateral pays at 30% CPR.**
**** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.**

Net Funds Cap (Cont.)

Group 3-2 – Stressed LIBOR*

Note: All Group 3-2 LIBOR Certificates are subject to an 11.00% hard cap.

Period	Distribution Date	Day Count	AFC 30/360	AFC** Act/360	Period	Distribution Date	Day Count	AFC 30/360	AFC** Act/360
1	25-Nov-05	25	5.710	6.852	37	25-Nov-08	31	10.706	10.361
2	25-Dec-05	30	5.729	5.729	38	25-Dec-08	30	10.706	10.706
3	25-Jan-06	31	6.018	5.824	39	25-Jan-09	31	10.706	10.361
4	25-Feb-06	31	6.041	5.846	40	25-Feb-09	31	10.707	10.362
5	25-Mar-06	28	6.041	6.473	41	25-Mar-09	28	10.707	11.472
6	25-Apr-06	31	6.066	5.870	42	25-Apr-09	31	10.854	10.504
7	25-May-06	30	6.066	6.066	43	25-May-09	30	10.863	10.863
8	25-Jun-06	31	6.066	5.870	44	25-Jun-09	31	10.864	10.514
9	25-Jul-06	30	6.066	6.066	45	25-Jul-09	30	10.864	10.864
10	25-Aug-06	31	6.066	5.870	46	25-Aug-09	31	10.864	10.514
11	25-Sep-06	31	6.066	5.870	47	25-Sep-09	31	10.865	10.515
12	25-Oct-06	30	6.836	6.836	48	25-Oct-09	30	11.178	11.178
13	25-Nov-06	31	6.976	6.751	49	25-Nov-09	31	11.187	10.826
14	25-Dec-06	30	6.976	6.976	50	25-Dec-09	30	11.187	11.187
15	25-Jan-07	31	6.976	6.751	51	25-Jan-10	31	11.187	10.826
16	25-Feb-07	31	6.976	6.751	52	25-Feb-10	31	11.187	10.826
17	25-Mar-07	28	6.976	7.474	53	25-Mar-10	28	11.187	11.986
18	25-Apr-07	31	6.994	6.768	54	25-Apr-10	31	11.193	10.832
19	25-May-07	30	6.994	6.994	55	25-May-10	30	11.193	11.193
20	25-Jun-07	31	6.994	6.768	56	25-Jun-10	31	11.193	10.832
21	25-Jul-07	30	6.994	6.994	57	25-Jul-10	30	11.193	11.193
22	25-Aug-07	31	6.994	6.768	58	25-Aug-10	31	11.194	10.833
23	25-Sep-07	31	6.994	6.768	59	25-Sep-10	31	11.194	10.833
24	25-Oct-07	30	8.491	8.491	60	25-Oct-10	30	11.398	11.398
25	25-Nov-07	31	8.698	8.417	61	25-Nov-10	31	11.398	11.030
26	25-Dec-07	30	8.698	8.698	62	25-Dec-10	30	11.398	11.398
27	25-Jan-08	31	8.698	8.417	63	25-Jan-11	31	11.398	11.030
28	25-Feb-08	31	8.698	8.417	64	25-Feb-11	31	11.398	11.030
29	25-Mar-08	29	8.698	8.998	65	25-Mar-11	28	11.398	12.212
30	25-Apr-08	31	8.958	8.669	66	25-Apr-11	31	11.398	11.030
31	25-May-08	30	8.980	8.980	67	25-May-11	30	11.398	11.398
32	25-Jun-08	31	8.980	8.690	68	25-Jun-11	31	11.398	11.030
33	25-Jul-08	30	8.980	8.980	69	25-Jul-11	30	11.398	11.398
34	25-Aug-08	31	8.981	8.691	70	25-Aug-11	31	11.398	11.030
35	25-Sep-08	31	8.981	8.691	71	25-Sep-11	31	11.398	11.030
36	25-Oct-08	30	10.523	10.523	72	25-Oct-11	30	11.398	11.398

*** Assumes each underlying Collateral index instantaneously rises to 20.00% and all collateral pays at 30% CPR.**
**** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.**

Net Funds Cap (Cont.)

Group 3 – Stressed LIBOR* with Cap (see "Group 3 Interest Rate Caps" page [16] to [18])

Note: All Group 3 LIBOR Certificates are subject to an 11.00% hard cap.

Period	Distribution Date	Day Count	AFC 30/360	AFC** Act/360	Period	Distribution Date	Day Count	AFC 30/360	AFC** Act/360
1	25-Nov-05	25	8.124	9.749	37	25-Nov-08	31	10.884	10.533
2	25-Dec-05	30	9.693	9.693	38	25-Dec-08	30	10.885	10.885
3	25-Jan-06	31	10.398	10.063	39	25-Jan-09	31	10.885	10.534
4	25-Feb-06	31	10.423	10.087	40	25-Feb-09	31	10.885	10.534
5	25-Mar-06	28	9.490	10.168	41	25-Mar-09	28	10.886	11.664
6	25-Apr-06	31	10.424	10.088	42	25-Apr-09	31	10.968	10.614
7	25-May-06	30	10.114	10.114	43	25-May-09	30	10.982	10.982
8	25-Jun-06	31	10.425	10.089	44	25-Jun-09	31	10.983	10.629
9	25-Jul-06	30	10.114	10.114	45	25-Jul-09	30	10.983	10.983
10	25-Aug-06	31	10.426	10.090	46	25-Aug-09	31	10.984	10.630
11	25-Sep-06	31	10.426	10.090	47	25-Sep-09	31	10.984	10.630
12	25-Oct-06	30	10.114	10.114	48	25-Oct-09	30	11.275	11.275
13	25-Nov-06	31	10.425	10.089	49	25-Nov-09	31	11.281	10.917
14	25-Dec-06	30	10.114	10.114	50	25-Dec-09	30	11.281	11.281
15	25-Jan-07	31	10.425	10.089	51	25-Jan-10	31	11.281	10.917
16	25-Feb-07	31	10.425	10.089	52	25-Feb-10	31	11.281	10.917
17	25-Mar-07	28	9.492	10.170	53	25-Mar-10	28	11.281	12.087
18	25-Apr-07	31	10.424	10.088	54	25-Apr-10	31	11.284	10.920
19	25-May-07	30	10.114	10.114	55	25-May-10	30	11.284	11.284
20	25-Jun-07	31	10.425	10.089	56	25-Jun-10	31	11.284	10.920
21	25-Jul-07	30	10.114	10.114	57	25-Jul-10	30	11.284	11.284
22	25-Aug-07	31	10.425	10.089	58	25-Aug-10	31	11.284	10.920
23	25-Sep-07	31	10.425	10.089	59	25-Sep-10	31	11.284	10.920
24	25-Oct-07	30	10.514	10.514	60	25-Oct-10	30	11.505	11.505
25	25-Nov-07	31	10.840	10.491	61	25-Nov-10	31	11.505	11.134
26	25-Dec-07	30	10.529	10.529	62	25-Dec-10	30	11.505	11.505
27	25-Jan-08	31	10.840	10.491	63	25-Jan-11	31	11.505	11.134
28	25-Feb-08	31	10.840	10.491	64	25-Feb-11	31	11.505	11.134
29	25-Mar-08	29	10.219	10.571	65	25-Mar-11	28	11.505	12.327
30	25-Apr-08	31	10.978	10.624	66	25-Apr-11	31	11.505	11.134
31	25-May-08	30	10.696	10.696	67	25-May-11	30	11.505	11.505
32	25-Jun-08	31	11.006	10.651	68	25-Jun-11	31	11.505	11.134
33	25-Jul-08	30	10.696	10.696	69	25-Jul-11	30	11.505	11.505
34	25-Aug-08	31	11.007	10.652	70	25-Aug-11	31	11.505	11.134
35	25-Sep-08	31	11.014	10.658	71	25-Sep-11	31	11.505	11.134
36	25-Oct-08	30	11.813	11.813	72	25-Oct-11	30	11.505	11.505

*** Assumes each underlying Collateral index instantaneously rises to 20.00% and all collateral pays at 20% CPR.**
**** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.**

IX. GROUP 3 EXCESS INTEREST

Assuming Flat Rates *

Period	Distribution Date	XS-Interest (%)	Period	Distribution Date	XS-Interest (%)
1	25-Nov-05	2.2762	37	25-Nov-08	2.4499
2	25-Dec-05	1.5878	38	25-Dec-08	2.6207
3	25-Jan-06	1.5613	39	25-Jan-09	2.4922
4	25-Feb-06	1.5704	40	25-Feb-09	2.5021
5	25-Mar-06	1.9923	41	25-Mar-09	2.9223
6	25-Apr-06	1.5791	42	25-Apr-09	2.5095
7	25-May-06	1.7297	43	25-May-09	2.6511
8	25-Jun-06	1.5896	44	25-Jun-09	2.5159
9	25-Jul-06	1.7283	45	25-Jul-09	2.6574
10	25-Aug-06	1.5881	46	25-Aug-09	2.5227
11	25-Sep-06	1.5874	47	25-Sep-09	2.5262
12	25-Oct-06	2.1669	48	25-Oct-09	2.6675
13	25-Nov-06	2.0626	49	25-Nov-09	2.5330
14	25-Dec-06	2.2014	50	25-Dec-09	2.6740
15	25-Jan-07	2.0610	51	25-Jan-10	2.5399
16	25-Feb-07	2.0601	52	25-Feb-10	2.5435
17	25-Mar-07	2.4781	53	25-Mar-10	2.9591
18	25-Apr-07	2.0587	54	25-Apr-10	2.5511
19	25-May-07	2.1974	55	25-May-10	2.6921
20	25-Jun-07	2.0567	56	25-Jun-10	2.5592
21	25-Jul-07	2.1955	57	25-Jul-10	2.7001
22	25-Aug-07	2.0547	58	25-Aug-10	2.5677
23	25-Sep-07	2.0759	59	25-Sep-10	2.5722
24	25-Oct-07	2.4189	60	25-Oct-10	2.7131
25	25-Nov-07	2.2965	61	25-Nov-10	2.5818
26	25-Dec-07	2.4352	62	25-Dec-10	2.7229
27	25-Jan-08	2.2941	63	25-Jan-11	2.5922
28	25-Feb-08	2.2928	64	25-Feb-11	2.5976
29	25-Mar-08	2.5717	65	25-Mar-11	3.0097
30	25-Apr-08	2.2906	66	25-Apr-11	2.6090
31	25-May-08	2.4294	67	25-May-11	2.7501
32	25-Jun-08	2.2878	68	25-Jun-11	2.6211
33	25-Jul-08	2.4266	69	25-Jul-11	2.7622
34	25-Aug-08	2.2849	70	25-Aug-11	2.6340
35	25-Sep-08	2.2834	71	25-Sep-11	2.6402
36	25-Oct-08	2.5916	72	25-Oct-11	2.7805

***Assumes:**

1 Month LIBOR: [3.8900]%
6 Month LIBOR: [4.2900]%
1 Year LIBOR: [4.5300]%

GROUP 3 EXCESS INTEREST (CONT.)

Forward Curve*

Period	Distribution Date	XS-Interest (%)	Period	Distribution Date	XS-Interest (%)
1	25-Nov-05	2.2762	37	25-Nov-08	2.0155
2	25-Dec-05	1.4043	38	25-Dec-08	2.2001
3	25-Jan-06	1.1892	39	25-Jan-09	2.0339
4	25-Feb-06	1.1701	40	25-Feb-09	2.0323
5	25-Mar-06	1.5015	41	25-Mar-09	2.5234
6	25-Apr-06	0.9645	42	25-Apr-09	2.0387
7	25-May-06	1.1348	43	25-May-09	2.2009
8	25-Jun-06	0.9128	44	25-Jun-09	2.0286
9	25-Jul-06	1.0294	45	25-Jul-09	2.1899
10	25-Aug-06	0.8719	46	25-Aug-09	2.0189
11	25-Sep-06	0.8818	47	25-Sep-09	2.0163
12	25-Oct-06	1.5694	48	25-Oct-09	2.2568
13	25-Nov-06	1.4193	49	25-Nov-09	2.0924
14	25-Dec-06	1.5684	50	25-Dec-09	2.2584
15	25-Jan-07	1.3888	51	25-Jan-10	2.0905
16	25-Feb-07	1.3791	52	25-Feb-10	2.0900
17	25-Mar-07	1.8759	53	25-Mar-10	2.5916
18	25-Apr-07	1.3731	54	25-Apr-10	2.0988
19	25-May-07	1.5430	55	25-May-10	2.2676
20	25-Jun-07	1.3789	56	25-Jun-10	2.1011
21	25-Jul-07	1.5507	57	25-Jul-10	2.2693
22	25-Aug-07	1.3915	58	25-Aug-10	2.1035
23	25-Sep-07	1.4282	59	25-Sep-10	2.1055
24	25-Oct-07	1.8827	60	25-Oct-10	2.3113
25	25-Nov-07	1.7549	61	25-Nov-10	2.1489
26	25-Dec-07	1.9340	62	25-Dec-10	2.3188
27	25-Jan-08	1.7791	63	25-Jan-11	2.1550
28	25-Feb-08	1.7904	64	25-Feb-11	2.1584
29	25-Mar-08	2.1310	65	25-Mar-11	2.6620
30	25-Apr-08	1.7946	66	25-Apr-11	2.1717
31	25-May-08	1.9641	67	25-May-11	2.3429
32	25-Jun-08	1.8032	68	25-Jun-11	2.1809
33	25-Jul-08	1.9694	69	25-Jul-11	2.3515
34	25-Aug-08	1.8026	70	25-Aug-11	2.1902
35	25-Sep-08	1.7972	71	25-Sep-11	2.1949
36	25-Oct-08	2.1897	72	25-Oct-11	2.3967

***See Forward Indices chart on page 32.**

X. BREAK EVEN CDR LOSS SCENARIOS

		75% Pricing Speed	100% Pricing Speed	125% Pricing Speed
		22.5% CPR	30.0% CPR	37.5% CPR
3-M-1	Break even CDR:	7.496 CDR	8.159 CDR	8.976 CDR
	WAL:	12.11	9.30	7.37
	Principal Window:	Feb15 - Oct35	Dec12 - Oct35	Jun11 - Oct35
	Principal Months:	249	275	293
	Principal Writedown	1,143.98 (0.01%)	1,614.45 (0.01%)	764.94 (0.00%)
	Total Collat Loss:	38,056,951.50 (8.15%)	31,610,912.83 (6.77%)	27,535,543.81 (5.90%)
3-M-2	Break even CDR:	5.526 CDR	5.594 CDR	5.752 CDR
	WAL:	15.04	11.61	9.20
	Principal Window:	Dec17 - Oct35	Feb15 - Oct35	Mar13 - Oct35
	Principal Months:	215	249	272
	Principal Writedown	2,901.77 (0.03%)	103.55 (0.00%)	42.71 (0.00%)
	Total Collat Loss:	29,612,258.09 (6.34%)	22,814,921.91 (4.88%)	18,515,239.50 (3.96%)
3-M-3	Break even CDR:	4.542 CDR	4.340 CDR	4.189 CDR
	WAL:	17.46	13.55	10.76
	Principal Window:	Jun20 - Oct35	Jan17 - Oct35	Sep14 - Oct35
	Principal Months:	185	226	254
	Principal Writedown	3,018.50 (0.06%)	1,017.80 (0.02%)	1,599.33 (0.03%)
	Total Collat Loss:	25,031,701.32 (5.36%)	18,168,389.67 (3.89%)	13,814,774.09 (2.96%)
3-M-4	Break even CDR:	4.198 CDR	3.839 CDR	3.522 CDR
	WAL:	19.56	15.32	12.21
	Principal Window:	Aug22 - Oct35	Oct18 - Oct35	Feb16 - Oct35
	Principal Months:	159	205	237
	Principal Writedown	1,674.34 (0.07%)	3,930.18 (0.17%)	7,080.98 (0.30%)
	Total Collat Loss:	23,368,015.94 (5.00%)	16,242,569.20 (3.48%)	11,738,030.41 (2.51%)
	Loss Severity	35%	35%	35%
	Servicer Advances	100%	100%	100%
	Liquidation Lag	12	12	12
	Triggers	In Effect	In Effect	In Effect
	Optional Redemption	Never	Never	Never
	LIBOR_1MO	See Below	See Below	See Below
	LIBOR_6MO	See Below	See Below	See Below
	LIBOR_1YR	See Below	See Below	See Below
	CMT_1YR	See Below	See Below	See Below


Forward Curves
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
Rate (%)
1
13
25
37
49
61
73
85
97
109
121
133
145
157
169
181
193
205
217
229
241
253
265
277
289
301
313
325
337
349
Period
LIBOR_1MO Vector
LIBOR_6MO Vector
LIBOR_1YR Vector

XI. CONTACTS

ARMs TRADING DESK			
Contact	**Phone**	**Fax**	**E-mail**
John Vibert *Director - ARM Trading*	212-538-3831	TBD	john.vibert@csfb.com
Patrick Gallagher *Vice President - ARM Structuring*	212-538-3831	212-743-2749	patrick.gallagher@csfb.com

STRUCTURED FINANCE			
Contact	**Phone**	**Fax**	**E-mail**
Peter J. Sack *Director*	212-325-7892	212-743-5261	peter.sack@csfb.com
Tim Kuo *Vice President*	212-538-3309	212-743-5421	tim.kuo@csfb.com

COLLATERAL			
Contact	**Phone**	**Fax**	**E-mail**
Bryan Gallagher *Vice President*	212-325-0317	212-743-4877	bryan.gallagher@csfb.com
Michael De Palma *Collateral Analyst*	212-538-5423	212-743-4876	michael.depalma@csfb.com

XII. COLLATERAL SUMMARY

NOTE: Information contained herein reflects the October 1, 2005 cut-off date scheduled balances.

Loan Group 1 Collateral Details			
Gross WAC	[4.426]%	Total Loan Balance	$[236,468,792.16]
Net WAC	[4.148]%	Average Loan Balance	$[472,937.58]
WA Gross Margin	[2.255]%	Maximum Loan Balance	$[3,500,000.00]
WA Net Margin	[1.978]%	California Concentration	[50.35]%
Index: 1 Month LIBOR	[0.00]%	Northern CA Concentration	[38.74]%
6 Month LIBOR	[0.00]%	Southern CA Concentration	[11.61]%
1 Year LIBOR	[100.00]%	WA Original LTV	[70.67]%
		WA Credit Score**	[738]
WA Months to Reset	[11]	Full Doc*	[59.97]%
Interest Only Loans	[92.68]%	Prepayment Penalties	[0.00]%
WAM	[359]		

Loan Group 2 Collateral Details			
Gross WAC	[5.145]%	Total Loan Balance	$[102,318,566.45]
Net WAC	[4.848]%	Average Loan Balance	$[348,022.33]
WA Gross Margin	[2.300]%	Maximum Loan Balance	$[2,000,000.00]
WA Net Margin	[2.003]%	California Concentration	[39.04]%
Index: 1 Month LIBOR	[0.00]%	Northern CA Concentration	[24.48]%
6 Month LIBOR	[1.88]%	Southern CA Concentration	[14.56]%
1 Year LIBOR	[98.12]%	WA Original LTV	[75.68]%
		WA Credit Score**	[722]
WA Months to Reset	[35]	Full Doc*	[71.81]%
Interest Only Loans	[87.89]%	Prepayment Penalties	[0.61]%
WAM	[359]		

Loan Groups 1-2 Collateral Details			
Gross WAC	[4.643]%	Total Loan Balance	$[338,787,358.61]
Net WAC	[4.360]%	Average Loan Balance	$[426,684.33]
WA Gross Margin	[2.269]%	Maximum Loan Balance	$[3,500,000.00]
WA Net Margin	[1.985]%	California Concentration	[46.93]%
Index: 1 Month LIBOR	[0.00]%	Northern CA Concentration	[34.43]%
6 Month LIBOR	[0.57]%	Southern CA Concentration	[12.50]%
1 Year LIBOR	[99.43]%	WA Original LTV	[72.19]%
		WA Credit Score	[733]
WA Months to Reset	[18]	Full Doc*	[63.54]%
Interest Only Loans	[91.24]%	Prepayment Penalties	[0.19]%
WAM	[359]		

Loan Group 3-1 Collateral Details			
Gross WAC	[6.075]%	Total Loan Balance	$[330,628,123.15]
Net WAC	[5.802]%	Average Loan Balance	$[435,610.18]
WA Gross Margin	[2.674]%	Maximum Loan Balance	$[2,747,500.00]
WA Net Margin	[2.402]%	California Concentration	[45.02]%
Index: 1 Month LIBOR	[7.32]%	Northern CA Concentration	[26.14]%
6 Month LIBOR	[30.40]%	Southern CA Concentration	[18.88]%
1 Year LIBOR	[62.28]%	WA Original LTV	[73.23]%
		WA Credit Score	[712]
WA Months to Reset	[17]	Full Doc*	[37.99]%
Interest Only Loans	[94.55]%	Prepayment Penalties	[5.44]%
WAM	[359]		

Loan Group 3-2 Collateral Details			
Gross WAC	[6.085]%	Total Loan Balance	$[136,467,377.04]
Net WAC	[5.710]%	Average Loan Balance	$[215,248.23]
WA Gross Margin	[2.758]%	Maximum Loan Balance	$[612,500.00]
WA Net Margin	[2.383]%	California Concentration	[38.24]%
Index: 1 Month LIBOR	[4.97]%	Northern CA Concentration	[16.40]%
6 Month LIBOR	[40.03]%	Southern CA Concentration	[21.84]%
1 Year LIBOR	[55.01]%	WA Original LTV	[73.83]%
		WA Credit Score**	[710]
WA Months to Reset	[19]	Full Doc*	[36.77]%
Interest Only Loans	[91.41]%	Prepayment Penalties	[9.05]%
WAM	[359]		

Loan Groups 3-1 and 3-2 Collateral Details			
Gross WAC	[6.078]%	Total Loan Balance	$[467,095,500.19]
Net WAC	[5.775]%	Average Loan Balance	$[335,316.22]
WA Gross Margin	[2.699]%	Maximum Loan Balance	$[2,747,500.00]
WA Net Margin	[2.396]%	California Concentration	[43.04]%
Index: 1 Month LIBOR	[6.63]%	Northern CA Concentration	[23.30]%
6 Month LIBOR	[33.21]%	Southern CA Concentration	[19.74]%
1 Year LIBOR	[60.15]%	WA Original LTV	[73.40]%
		WA Credit Score**	[711]
WA Months to Reset	[18]	Full Doc*	[37.63]%
Interest Only Loans	[93.63]%	Prepayment Penalties	[6.49]%
WAM	[359]		

*The mortgage loans have been originated under "full" or "alternative," "stated income/stated assets," "no income verification," "no asset verification" or "no income/no asset" programs. The "alternative," "stated income/stated asset", "no income verification," "no asset verification" and "no income/no asset" programs generally require either alternative or less documentation and verification than do full documentation programs which generally require standard Fannie Mae/Freddie Mac approved forms for verification of income/employment, assets and certain payment histories. Generally, an "alternative" documentation program requires information regarding the mortgagor's income (i.e., W-2 forms, tax returns and/or pay stubs) and assets (i.e., bank statements) as does a "full doc" loan, however, alternative forms of standard verifications are used. Generally, under both "full" and "alternative" documentation programs at least one year of income documentation is provided. Under a "stated income/stated assets" program, no verification of either a mortgagor's income or a mortgagor's assets is undertaken by the originator although both income and assets are stated on the loan application and a "reasonableness test" is applied. Generally, under a "no income verification" program, no verification of a mortgagor's stated income is undertaken by the originator but a mortgagor's assets are verified by the originator. Generally, under a "no asset verification" program, no verification of a mortgagor's asserts is undertaken by the originator but a mortgagor's stated income is verified by the originator. Generally, under a "no income/no asset" program, the mortgagor is not required to state his or her income or assets and therefore, no verification of such mortgagor's income or assets is undertaken by the originator. The underwriting for such mortgage loans may be based primarily or entirely on the estimated value of the mortgaged property and the LTV ratio at origination as well as on the payment history and credit score.

**Where Available.